As filed with the Securities and Exchange Commission on December 8, 2000

                                                     Registration No. 333-XXXXX

   --------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            PARTNERS IN CARE, CORP..
             (Exact name of registrant as specified in its charter)

          NEW JERSEY                     621399                ###-##-####
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. employer
   of incorporation or          Classification Code No.)    Identification No.)
     organization)

                      100 FRANKLIN SQUARE DRIVE, SUITE 300
                               SOMERSET, NJ 08873
                                 (732) 805-0400
              (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)
                                 ---------------
                                Dennis G. Wilson
                      President and Chief Executive Officer
                             Partners In Care, Corp.
                      100 Franklin Square Drive, Suite 300
                               Somerset, NJ 08873
                                 (732) 805-0400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ---------------
                        Copies of all communications to:

                             W. Raymond Felton, Esq.
               Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP
                                  P.O Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                         CALCULATION OF REGISTRATION FEE



-----------------------------------------------------------------------------------------------------------------------------------
Title of Each Class of                Amount to Be      Proposed                   Proposed                   Amount of
Securities to Be Registered           Registered        Maximum Offering           Maximum Aggregate          Registration Fee
                                                        Price per Unit(1)          Offering Price(1)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                  15,000 shares     $40.00                     $600,000                   $166.80




(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the securities and exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                  SUBJECT TO COMPLETION, DATED DECEMBER 8, 2000
PROSPECTUS


                                  15,000 Shares


                             PARTNERS IN CARE, CORP.
                                  Common Stock


     We are making a public offering of shares of our Class A common stock. There has been and there will continue to be no public market for the common stock. The public offering price has been determined solely in the discretion of our management.


     See "Risk Factors" beginning on page 4 for certain considerations relevant to an investment in the common stock.


                               -------------------

     Neither the Securities and Exchange Commission or any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



==========================================================================================================================
                                                                     Offering Price     Proceeds to Company(1)
--------------------------------------------------------------------------------------------------------------------------

Per Share.........................                                     $                  $
--------------------------------------------------------------------------------------------------------------------------
Total ..........................                                       $                  $
==========================================================================================================================



(1)      Before deducting estimated expenses of $                   .

                       -----------------------------------


     The shares are being offered by PIC, except for 7,500 shares held by existing shareholders.



                      The date of this Prospectus is              , 2000

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and our financial statements and the notes thereto included elsewhere in this prospectus.

     We are a private, for-profit corporation formed to improve the ability of health care providers to work within the evolving managed care environment through administrative support services, managed care expertise, and information systems initiatives. Our current shareholders are certain physician members of the United Medical Group, P.C. and St. Peter's University Hospital, New Brunswick, New Jersey.

     Health Plan Management Services currently provides support for risk contracting with Health Maintenance Organizations and administrative services to self-insured Employer Health Plans. We plan to increase our existing product lines and expand into new product lines in this division. Physician Support Services currently provides administrative services to physician's offices, physician professional corporations and primary care centers.

     The MSO or Management Services Organization is structured to ensure equal physician representation on the Board and up to 50 percent ownership. Physicians are full partners in planning, implementing and continuously improving corporate performance. The shared governance is one of the key items for our success. In keeping with this philosophy, we require a super-majority vote for certain decisions, including the following: any change in our certification of incorporation or by-laws, approval of managed care contracts or provider agreements, a sale of the Company or any loan or guarantee arrangement for purchase of physician practices.

     We are also designed to provide high-caliber professional services, such as management of risk, business development, medical management (including utilization management and quality assurance), information systems, credentialing, provider support services, network development and management. Historically, we have also provided practice management services for physician practices.

     We were incorporated in New Jersey in 1995. Our executive office is located at 100 Franklin Square Drive, Suite 300, Somerset, New Jersey 08873 and our telephone number is (732) 805-0400.

                                  The Offering




Common Stock offered..................................................    15,000 Shares, offered in 100 share
                                                                          increments, which is the maximum number
                                                                          of shares that may be purchased by any
                                                                          physician

Common Stock to be outstanding after the Offering.....................    15,000 Shares of Class A and 177,500 Shares
                                                                          of Class B, all of which Class B Shares
                                                                          and 7,500 of which Class A Shares are
                                                                          currently outstanding

Use of Proceeds.......................................................    To maintain capital reserves and for
                                                                          product development and marketing,
                                                                          capital expenditures, working capital
                                                                          and general corporate purposes


                             Summary Financial Data



                                         Nine Months Ended
                                         September 30                               Year Ended
                                         (Unaudited)                                December 31,
                                         ------------------                         ------------

                                         2000        1999            1999          1998         1997         1996
                                         ----        ----            ----          ----         ----         ----
Statement of Operations Data:

Revenue                                 $44,241     $21,244         $31,937       $16,103      $ 8,080      $ 1,830
Expenses                                 42,891      20,836          31,112        15,872        9,097        2,976
                                         ------      ------          ------        ------        -----        -----
   Income from Operations                 1,350         408             825           231       (1,017)      (1,146)
Other (Expense) Income - Net                 64         (61)            (34)          (62)         --           --
                                         ------      ------          ------        ------        -----        -----

   Net Income (Loss)                    $ 1,286     $   347         $   791         $ 169      $(1,017)     $(1,146)
                                         ======       =====           =====        ======      =======      =======

Balance Sheet Data:

Cash and Cash Equivalents               $ 1,326     $   941         $   549       $   921      $  385       $   18
                                        =======      ======          ======        ======      =======      =======
Total Assets                            $47,936     $18,572         $22,421       $11,767      $ 6,899      $ 1,831
                                        =======      ======          ======        ======      =======      =======
Working Capital                         $ 4,916     $ 2,024         $ 2,996       $ 1,444      $ 1,368      $  (161)
                                        =======      ======          ======        ======      =======      =======
Total Liabilities                       $43,974     $16,346         $19,752       $ 9,997      $ 5,350      $   790
                                        =======      ======          ======        ======      =======      =======
Total Stockholders' Equity              $ 3,962     $ 2,226         $ 2,669       $ 1,770      $ 1,549      $ 1,041
                                        =======      ======          ======        ======      =======      =======


                                  RISK FACTORS


     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all other information in this prospectus, before you decide to buy our common stock. If any of the following risks occur, our business, results of operations and financial condition could be harmed, the value of our common stock could decline and you could lose all or part of your investment.


Our limited operating history makes it difficult to evaluate our business.

     We were organized in January 1995 and have a short operating history since 1996. During this period our revenue has increased from $1.8 million in 1996 to $31.9 million in 1999 and expenses increased from $3.0 million in 1996 to $31.1 million in 1999. You should be aware that difficulties are typically encountered by a relatively young enterprise with growth rates of approximately 100% per year. We cannot assure you that our development will be successful, that our services will continue to be successfully marketed or that enough physicians will be willing to provide services to us to enable us to operate effectively. Further, we cannot assure you that other health care providers will enter into provider agreements with us or that we will be successful in marketing our services to payors, employer groups or individuals.


We are in a competitive industry which may inhibit our ability to continue to expand market share to make our operations profitable.

     The business of providing health care related services is characterized by intense competition, evolving industry standards and new product introductions. Many companies, including physician practice management companies like us have been organized to employ clinical physicians or provide services to IPAs, or individual practice associations. Large hospitals, other multi-specialty clinics and health care companies, health maintenance organizations and insurance companies are also involved in activities similar to ours. Our current and prospective competitors include Osler Health, Inc. and PhyCor, Inc. as well as other integrated delivery systems, physician hospital organizations, prepaid medical plans and conventional health insurers generally. In addition, several small provider groups may have the ability to aggregate their efforts, particularly if supported by an entity who already has a local or national presence in the market, which could cause increased competition for us. Many of these competitors have been in existence for a substantial period of time and have substantially greater financial, sales, marketing and other resources and more extensive product development programs than those which we have implemented. In addition, other firms with resources and capital greater than ours may enter into competition with us in the future by providing, for example, alternative health care delivery systems or by offering greater benefits for a lower fee or charge. Increased competition may result in revenue reductions and loss of market share, which could have a material adverse effect on our business, operating results, cash flows and financial condition. We cannot assure you that we will be able to compete successfully against current and future competitors, or that the competitive factors we face will not have a material adverse effect on our business, operating results, cash flows and financial condition.

We may need to expand the number of participating health care providers with whom we contract and there may not be sufficient providers to cover all of our anticipated requirements.

     We may be required to contract with other physicians, facilities or providers if we determine that such contracts are necessary to provide adequate coverage of patients. Nevertheless, we cannot assure you that such provider or facility agreements will be executed by other health care providers to cover all services which we propose to offer. Moreover, even if sufficient agreements are initially entered into with hospitals, physicians and other health care providers, those agreements will likely provide for annual renewal and we cannot assure you that such agreements will continue to be renewed. The failure to renew contracts could adversely affect our ability to market our products and services and, therefore, could adversely affect our revenue and operating results.


We rely substantially on the United Medical Group, P.C. for physician services to enrollees.

     United  Medical  Group  provides  physician  services  to us  pursuant to a contract. While we have the right to terminate the contract in the event that UMG materially breaches its contractual obligations, we would still be responsible for contracting with physicians groups to provide services to enrollees. Thus, the likelihood that we would terminate the contract is remote. Should UMG or we fail to properly monitor the performance of the physicians performing services for the enrollees, it could have a material adverse effect upon our ability to compete and, accordingly, our financial viability.


Our pursuit of a growth strategy places great pressure on our existing personnel and presents a need for increased personnel, expanded information systems, and additional financial and administrative control procedures. Our limited resources may limit our ability to successfully manage expanding operations.

     Our continued growth will be primarily dependent upon our ability to achieve significant consolidation of our diverse operations. The process of forming and managing an economically feasible physician network is lengthy and complex. Physician network operations require intensive management in a dynamic marketplace increasingly subject to cost containment pressures. We currently have limited internal infrastructure and continued expansion will place a substantial strain on our financial and management personnel as well as our information systems and controls. Such growth will require us to implement new, and enhance existing, financial and management information systems and controls and to hire and train additional personnel. We may not be able to achieve or sustain our anticipated growth rate. The success of our strategy to develop and manage the MSO is largely dependent upon our ability to sustain networks of physicians, to obtain favorable payor contracts, to manage and control costs and to realize economies of scale. Many of our agreements with physicians currently participating in our network are not exclusive arrangements. The physicians, therefore, could join competing networks or terminate their relationships with us. We cannot assure you that we will be successful in expanding our network or maintaining relationships with affiliated physicians.

We face certain risks associated with our capital requirements.

     Our long-term growth strategy including our development and expansion programs will require substantial capital resources. We may incur debt or issue additional debt or equity securities from time to time, including common stock and convertible notes. We cannot assure you that sufficient financing will be available, or that the terms will be satisfactory to us.

Our long-term growth strategy is dependent on continued increases in HMO enrollees.

     We are also largely dependent on the continued increase in the number of HMO enrollees who participate in our physician networks. This growth may come from affiliation with additional physicians, increased enrollment in HMO's currently contracting with us and agreements with additional HMO's. We cannot assure you that we will be successful in identifying and integrating additional medical groups or in increasing the number of enrollees. A decline in enrollees in HMO's could have a material adverse effect on our operating results and financial condition. We are statutorily and contractually prohibited from controlling any medical decisions made by a health care provider. Accordingly, affiliated physicians may decline to enter into HMO agreements that we have negotiated on their behalf or may enter into contracts to provide medical services for our competitors which could have a material adverse effect on our operating results and financial condition.

Our revenue is dependent on at-risk contracts.

     The majority of our annual revenue is derived from risk contracting, whereby we assume a portion of the financial risk associated with the provisions of health care services for a fixed amount of revenue per enrollee. In the future, HMOs may decide, for any number of reasons, that they will not continue to pursue risk contracting arrangements with MSOs such as us. If such a decision were to be made, our revenue stream would be significantly impacted.

Over-utilization of health care services may increase our expenses.

     We have implemented a modified care manager system for management of physician services. Supplementing the case management system are risk pools
(money set aside from payments to health care providers) which are distributed on an incentive basis and tied to utilization of health care services. Our experience under the risk pool model has been successful in that surpluses before distributions were $1.8 million and $1.7 million for the years ended December 31, 1999 and 1998, respectively. Notwithstanding the risk pools and other efforts to reduce over utilization, such as oversight by our Medical Directors and Medical Management Committee, we may suffer serious adverse financial consequences as a result of over utilization of all health care services.

Providing   medical  services  entails   inherent  risks,   including   possible
malpractice claims against our participating physicians.

     The physicians and physician groups which participate in our networks deliver medical services to the public and, therefore, are exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in damage awards to the claimants which may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. We do not control the practice of medicine by affiliated physicians or monitor compliance with certain regulatory and other requirements directly applicable to physicians and physician groups. We maintain professional and general liability insurance and other coverage as we consider necessary. Nevertheless, our insurance does not cover certain types of risks and liabilities and there can be no assurance that the limits of coverage which we maintain will be adequate to cover losses in all instances. We are typically indemnified under our service agreements for claims against the physicians and physician groups. However, successful malpractice claims asserted against the physicians and physician groups, the MSOs and/or PIC, could have a material adverse effect on our business.


We are in an industry subject to governmental regulation.

     Health care providers, MSOs and PHOs are subject to extensive state and federal government regulation. It is anticipated that there may be extensive additional changes to state and federal regulation of health care providers, MSOs, PHOs, insurers and HMOs over the next several years. The State of New Jersey formerly regulated the rates that hospitals could charge for the services they render. However, effective January 1, 1992, the establishment of hospital rates in New Jersey was deregulated, and hospitals are free to set their own charges and/or negotiate rates for their services. Deregulation has increased competition among hospitals for business. Although this may enhance our ability to negotiate favorable fee schedules with participating hospitals, the increased competition may have a negative impact upon the financial viability of certain hospitals with which we contract.

     In 1997, the United States Congress passed the Health Insurance Portability and Accountability Act which, when effective, will significantly effect the rules for, the cost of and the fees paid for health care services.

     In late 1998, HIP Health Plan of New Jersey (the state's fourth largest HMO with approximately 8% of the New Jersey HMO market) and American Preferred Provider Plan (an HMO that specialized in Medicaid patients) both collapsed. As a result, the State Department of Banking and Insurance announced plans to change regulations so that all New Jersey HMOs operate under stricter financial control and tighter oversight by regulators. This may require HMOs in New Jersey to increase reserve requirements and increase administration costs relative to enhanced and more frequent financial reporting. These increased costs and requirements could have a material adverse effect on our operating results and financial condition.

     In September 1999, the New Jersey Legislature introduced several bills aimed at regulating managed care organizations' use of organized provider networks. The legislation targets entities called organized delivery systems that (ODS) provide, or arrange to provide, comprehensive or limited health care services or benefits to enrollees or contract-holders of an insurance carrier. An ODS that does not assume financial risk would be required to obtain certification and become a certified ODS (CODS), and an ODS that does assume financial risk would be required to obtain a license and become a licensed ODS
(LODS). The LODSs are subject to significant financial and reserve requirements, while both CODSs and LODSs require extensive information submittals to the State.

     We have met with Legislative and State officials to discuss the potential applicability of the proposed legislation and findings and we have determined that it may not be necessary for us to pursue either certification or licensure. However, it is possible that managed care organizations could attempt to influence us to obtain a certification and/or license. In the event we are required to become an LODS, we would require additional capital to meet the additional reserve requirements, which could have a material adverse effect on our operating results and financial condition.

     Finally, it is impossible to predict whether national reforms will be adopted or to forecast the impact that Federal legislation, if enacted, may have on the health care delivery system.

We are subject to fraud and abuse laws.

     We  are  subject  to  federal  and  state  laws  which   govern   financial
arrangements between health care providers. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce the referral of, Medicare or Medicaid patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare and/or Medicaid. Violation of these laws can result in civil and criminal penalties and exclusion from the Medicare and Medicaid programs.

     We believe that we operate in full compliance with applicable law and further believe that our structure and arrangements with providers do not violate such fraud and abuse or anti-kickback laws. We cannot assure you, however, that such laws will be interpreted in a manner consistent with our interpretation. Furthermore, this area of law is constantly changing via interpretations and the additions of restrictions related to arrangements with physicians and other providers which may require us to change our relationships in the future.


There are restrictions on patient referrals.

     State and Federal laws, commonly known as the Stark laws, prohibit physicians from referring Medicare or Medicaid patients to an entity for certain designated health services if the physician has a prohibited financial relationship with such an entity. We believe that we operate in full compliance with the Stark laws and further believe that our structure and arrangements with providers would not be found to violate such laws. We cannot assure you, however, that such laws will be interpreted in a manner consistent with our interpretation.


Maintaining competent management and other personnel is essential to the continued success of our business and we may not be able to employ or retain such personnel in the future.

     Our business and projected expansion depends to a significant degree upon the continuing contributions of our key personnel. We generally do not have employment contracts with our key personnel. The loss of key management personnel could have a material adverse effect on our business, operating results, cash flows and financial condition. We believe that our prospects depend, in a large part, upon our ability to attract and retain skilled managerial, medical, sales, marketing and administrative personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on our business, operating results, cash flows and financial condition.

We arbitrarily determined the offering price of the common stock in this offering and it may not bear any relationship to the actual value of our stock.

     Our Board of Directors arbitrarily determined the offering price of $30.00 per share for our common stock. Its decision was based in part on estimated costs and expenses of operating an MSO, as well as costs of this offering and upon a minority interest appraisal conducted by an outside business appraisal firm. Accordingly, the offering price does not necessarily bear any relationship to our present or future assets, earnings, book value or net worth and should not be considered to be an indication of the present or future value of our common stock.


Our certificate of incorporation and by-laws restrict ownership of our common stock to certain persons meeting eligibility criteria, which will limit the number of purchasers of our common stock.

     There are certain eligibility criteria in order to purchase our class A stock. To be an eligible purchaser, an individual must: (a) be a physician licensed to practice medicine and/or surgery in New Jersey (an M.D. or D.O.);
(b) actually be practicing in New Jersey; (c) be fully credentialed as a member of UMG and us; (d) be Board certified or Board eligible and within four (4) years of completion of an accredited residency program; and (e) have executed a membership agreement with UMG. Accordingly, the number of potential purchasers is limited.


Our certificate of incorporation and by-laws restrict the transferability of our common stock and, due to such restrictions, owners of our common stock will have a very limited market in which to dispose of the stock.

     Our common stock cannot be transferred by a shareholder to any non-qualifying person or entity; however, we may redeem shares under certain circumstances. As a result of this restriction, and because we have no present intention of ever listing or including the common stock on a stock exchange or quotation system: (i) there is no public or other trading market for our common stock, and none is expected to develop; and (ii) our shareholders should be prepared to hold their common stock for so long as they are a participating physician with us. Moreover, prior to this offering there has been no public or other trading market for our common stock. In the future, we may register additional shares of certain of our securities, pursuant to the Securities Act of 1933, as amended, or undertake a limited private offering of securities exempt from the Securities Act's registration requirements.

Because the book value per share of our common stock is substantially lower than the offering price, purchasers of our common stock through this offering will suffer an immediate and substantial dilution in the book value of their shares. In addition, if we redeem common stock under certain circumstances it will not result in a return of a shareholders' full investment.

     The offering price of the common stock is substantially higher than the book value per share of the currently outstanding common stock. Purchasers of the common stock offered hereby will suffer immediate and substantial dilution of $25.76 per share in the net tangible book value of the common stock from the offering price (at an assumed offering price of $40.00 per share). Moreover, we may, at any time in the future, sell additional securities and/or rights to purchase such securities, grant warrants, stock options or other forms of equity-based incentive compensation to management and/or employees to attract and retain such personnel, or in connection with obtaining additional financing. Any of these actions would have a dilutive effect upon the shareholders.

     Under certain circumstances, we, or other shareholders, may redeem a shareholder's common stock in exchange for the lesser of the purchase price or the book value of such shares. You should be aware that the book value of our common stock immediately following completion of this offering will be less than the offering price. The purchasers in this offering will bear this dilution. Thus, if we redeem a shareholder's common stock for "book value," the shareholder should not expect to recover the offering price.


A substantial portion of the proceeds from this offering are to be used to maintain capital reserves and the Board of Directors has complete discretion in the application of the proceeds.

     We intend to use the net proceeds from this offering to maintain possible capital reserves which may be required by recently implemented rules and regulations governing the industry in which we operate and for product development and marketing, capital expenditures, working capital and general corporate purposes. We have not specifically allocated approximately [$ ] million of the net proceeds for any particular uses. Accordingly, the specific uses for a substantial portion of the net proceeds will be at the complete discretion of the Board of Directors and may be allocated from time to time based upon a variety of circumstances. We cannot assure you that our Board of Directors will deploy such funds in a manner that will enhance shareholder value.

We have not declared or paid any dividends during our limited operating history and the decision to declare and pay such dividends is at the discretion of the Board of Directors.

     To date, we have not paid any cash dividends on our common stock. One reason for the limitation on dividends existed because unless the common stock was registered with the New Jersey Bureau of Securities and the United States Securities and Exchange Commission, the common stock was restricted as follows:
(a) we could not pay dividends, and (b) even if the book value of the common stock increased, the price of the common stock could not exceed $30.00 per share. We have filed a registration statement on Form S-2 with the New Jersey Bureau of Securities and the United States Securities and Exchange Commission to register the outstanding common stock and the common stock offered pursuant to this offering. Therefore, the restrictions are now inapplicable; nevertheless, we do not intend to pay dividends until the Company has established a consistent earnings record.


                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 7,500 shares of Class common stock in this offering by us will be approximately [$ ] at an assumed offering price of $40.00 per share after deducting estimated offering expenses.

     We intend to use the net proceeds from this offering to maintain possible capital reserves which may be required by recently implemented rules and regulations governing our industry. The remainder of the net proceeds will be used for product development and marketing, capital expenditures, working capital, and general corporate purposes. Other than the maintenance of appropriate reserves, we have not made any determination regarding the amounts or timing of the use of any proceeds from this offering. The amounts and the timing of any such use may vary significantly depending upon a number of factors, including our revenue growth, asset growth and cash flows. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities. We currently anticipate that the net proceeds from this offering, cash generated from operations, existing cash balances and available lines of credit, will be sufficient to satisfy our operating cash needs for at least 12 months following the consummation of this offering.

                                 DIVIDEND POLICY

     To date, we have not paid or declared any cash dividends on our common stock. Our ability to do so was restricted by limitations imposed on the common stock by the New Jersey Bureau of Securities in order to be able to issue such stock without registration under the New Jersey Uniform Securities Act. Those restrictions were that (a) we could not pay dividends, and (b) even if the book value of the common stock increased, the price of the common stock could not exceed $30.00 per share. We have filed a registration statement with the New Jersey Bureau of Securities and the United States Securities and Exchange Commission to register the outstanding common stock and the common stock to be issued pursuant to this offering. Therefore, the restrictions are now inapplicable. The payment of future dividends, if any, will depend, among other things, on our results of operations, cash flows and financial condition and on such other factors as the Board of Directors may, in its discretion, consider relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2000 (i) on an actual basis, and (ii) as adjusted to reflect the sale of 7,500 shares of common stock offered (at $40.00 per share) and the application of approximately [$____] in estimated minimum net proceeds therefrom. You should read this table in conjunction with the financial statements and the notes thereto and other financial information included elsewhere in this prospectus.


                                                   As of September 30, 2000
                                                Actual           As Adjusted(1)
                                                ------           -----------
                                                     (Dollars in thousands,
                                                      except per share data)


Stockholders' Equity:
     Class A common stock, no par value,
       1,000,000 shares authorized, 7,500
       shares issued and outstanding,
       15,000 shares issued and outstanding
       as adjusted                             $   181

     Class B common stock, no par value,
       1,000,000 shares authorized, 177,500
       issued and outstanding                    5,325

     Notes receivable - Class A common stock       (19)
     Accumulated deficit                        (2,818)
                                               -------             -------
        Total stockholders' equity             $ 2,669
                                               =======             =======

------------------------
     (1) Adjusted to give effect to the sale of 7,500 shares of class A common stock and the application of approximately [$____] in net proceeds from this offering, after deducting estimated offering expenses of $__________ .

                                    DILUTION


         Our net tangible book value as of September 30, 2000, was $2,440,833, or $13.19 per share of common stock shares outstanding as of September 30, 2000, after giving effect to a 100-for-1 stock split in October 2000. Net tangible book value per share of common stock represents the amount of tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. Assuming the sale of 7,500 shares of class A common stock offered hereby at an assumed offering price of $40.00 per share and receipt of the estimated net proceeds, the pro forma adjusted net tangible book value as of September 30, 2000 would have been approximately $2,740,833 or $114.24 per share. This represents an immediate increase in such net tangible book value of $1.05 per share to existing shareholders and an immediate dilution of $25.76 per share to new investors. The following table illustrates this per share dilution in net tangible book value to new investors:

Assumed offering price per share                                       $ 40.00
   Net tangible book value per share as of September 30, 2000
          (split adjusted)                                             $ 13.19
   Increase per share attributable to new investors(1)                    1.05
                                                                         -----

Pro forma net tangible book value per share as of September 30, 2000   $ 14.24


Dilution per share to new investors                                    $ 25.76
                                                                       =======

-----------------------

     (1) Reflects the sale of 7,500 shares of class A common stock and the receipt of approximately [$ ] million in net proceeds from this offering, after
deducting the estimated offering expenses of $             .

                             SELECTED FINANCIAL DATA
                      (In thousands, except per share data)

         The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations and balance sheet data for the years ended December 31, 1999, 1998 and 1997 have been derived from the financial statements of the Company which have been audited by WithumSmith + Brown, a professional corporation, independent certified public accountants. The statement of operations and balance sheet data for the year ended December 31, 1996 and the nine month periods ended September 30, 1999 and 2000 have been derived from our unaudited financial statements.



                                                  Nine Months Ended                       Year Ended
                                                    September 30                          December 31
                                                     (Unaudited)
                                                  -----------------                       -----------

                                                   2000          1999            1999           1998         1997         1996
                                                   ----          ----            ----           ----         ----         ----
                                                                                                                        (Unaudited)
Statement of Operations Data:

Revenue                                           $44,241        $21,244         $31,937       $16,103      $ 8,080   $  1,830
Expenses                                           42,891         20,836          31,112        15,872        9,097      2,976
                                                  -------        -------         -------       -------      -------     -------
          Income from Operations                    1,350            408             825           231      (1,017)     (1,146)
Other (Expense) Income - Net                           64            (61)            (34)          (62)        --         --
                                                  -------        -------         -------       -------      -------     -------
           Net Income (Loss)                       $1,286         $  347            $791        $  169      $(1,017)  $ (1,146)
                                                  =======        =======         =======       =======     ========    ========


Balance Sheet Data:

Cash and Cash Equivalents                          $1,326          $ 941           $ 549         $ 921        $ 385     $   18
                                                  =======        =======         =======       =======     ========    ========
Total Assets                                      $47,936        $18,572         $22,421       $11,767      $ 6,899     $1,831
                                                  =======        =======         =======       =======     ========    ========
Working Capital                                    $4,916        $ 2,024          $2,996        $1,444      $ 1,368     $ (161)
                                                  =======        =======         =======       =======     ========    ========
Total Liabilities                                 $43,974        $16,346         $19,752        $9,997      $ 5,350     $  790
                                                  =======        =======         =======       =======     ========    ========
Total Stockholders' Equity                         $3,962        $ 2,226          $2,669        $1,770      $ 1,549     $1,041
                                                  =======        =======         =======       =======     ========    ========


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the information included elsewhere in this prospectus. Certain information contained herein may include "forward-looking statements". All statements, other than statements of historical facts included in this prospectus, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include but are not limited to those discussed in the section entitled "Risk Factors." Should one or more of these risks or uncertainties, among others as set forth in this prospectus, materialize, actual results may vary materially from those estimated, anticipated or projected. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from our expectations are set forth in this prospectus. All forward-looking statements included in this prospectus and all subsequent oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.


Overview

     We are a majority owned subsidiary of St. Peter's University Hospital. We were formed in 1995 by SPUH and the UMG with operations commencing on January 1, 1996. Physician Support Services currently provides administrative services to physician's offices, physician professional corporations and primary care centers. We offer a full range of physician practice management services and prior to March 1997, earned all of our revenues primarily from practice management and information management fees. Health Plan Management Services currently provides support for risk contracting with HMOs and management services to self-insured Employer Health Plans in accordance with the Employee Retirement and Income Security Act of 1974 (ERISA).

     Beginning in March 1997, we activated the risk aspect of our provider contract with Aetna U.S. Healthcare which had been signed in July 1995. The contract sets reimbursement at fixed levels under certain risk-sharing agreements, which requires adherence to AUSHC policies and procedures for quality and cost effective treatment. We contracted with AUSHC to provide medical care services to our members and we are compensated pursuant to a risk sharing agreement. As part of a cost control incentive program, we retain a percentage of the premiums received as a risk-sharing fund.

     In January 2000, the ERISA Plan of SPUH converted to a full risk plan whereby we collect PMPM revenue of $177 and are responsible for medical delivery costs.

     Medical delivery cost for health care services provided to enrollees are estimated by management based upon data submitted by AUSHC, the SPUH ERISA Plan, and provisions for incurred but not reported claims. We estimate the amount of provisions for incurred but not reported claims using standard actuarial methodologies based on historical data including the period between the date services are rendered and the date claims are received and paid, expected medical cost inflation, seasonality patterns and increases in membership. The estimates for submitted claims and incurred but not reported claims are made on an accrual basis and adjusted in future periods as required. We believe that our reserves for medical delivery costs are adequate to satisfy our ultimate claim liability.

     We also earn revenue based upon a percentage of net monthly medical revenue or net medical services collections, as applicable, of our physician practice customers as a management services fee based upon contracted rates.


Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999

     Total Revenue. Total revenue for the nine month period ended September 30, 2000 was $44,240,611, an increase of $22,996,106 compared to $21,244,505 for the same period in 1999. The increase is attributable to an increase in enrollment coupled with increased revenue per member per month under the AUSHC contract.

     Personnel Costs. Personnel costs include costs for both employees and hired personnel and were $2,957,727 for the nine month period ended September 30, 2000, an increase of $1,534,180 over the personnel costs of $1,423,547 for the nine month period ended September 30, 1999. The net increase in costs was mainly due to increased activities and the addition of medical directors during September 2000.

     Legal, Audit and Advisory Services. Legal, audit and advisory services for the nine month period ended September 30, 2000 were approximately $571,824, an increase of $110,877 over the legal, audit and advisory services of $460,947 for the same period in 1999. The increase was mainly due to increased actuarial services to accurately estimate incurred but not reported claims.

     Provider Distributions. Provider distributions for the nine month period ended September 30, 1000 was $866,422, an increase of $430,614 over the provider distributions of $435,808, for the same period in 1999. The increase was due to increased surplus in the AUSHC contract in the current period.

     Interest Income. The interest income for the nine months period ended September 30, 2000 was $71,327, an increase of $55,588 over the interest income of $15,739 for the same period in 1999. The increase was a result of more interest bearing cash and cash equivalents during the nine month period in 2000.


Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Total Revenue. Total revenue for 1999 was $31,936,350 compared to $16,103,283 in 1998. The increase was attributable to an increase in enrollment under the AUSHC contract. In addition, we began to administer ERISA employee health benefits for SPUH during 1998 which grew in 1999.

     Personnel Costs. Personnel costs include costs for both employees and contract personnel and were $2,177,693 for 1999, an increase of $1,154,938 over personnel costs of $1,022,755 in 1998. The increase in costs was a result of increased activities and increased personnel to support those activities.

     Legal, Audit and Advisory Services. Legal, audit and advisory services for the year ended December 31, 1999 were approximately $379,115, a decrease of $93,521 compared to legal, audit and advisory services of $472,636 in 1998. The decrease from 1998 to 1999 was mainly due to lower consulting fees as work was shifted from consultants to Company personnel.

     Provider Distributions. Provider distributions for 1999 were $1,034,724, an increase of $438,267 over the provider distributions of $596,457 in 1998. The increase was due to increased surplus in the USHC contract.

     Marketing. Marketing expenses for 1999 were $-0-, a decrease of $93,070 compared to marketing expenses of $93,070 in 1998. The decrease was a result of a shift in the marketing focus for recruiting PCPs.

     Interest Expense. Interest expense for 1999 was $101,861, which was $57,720 more than interest expenses of $44,141 in 1998. The reason for the increase in interest expense is the related party debt on the books for a full year in 1999. The related party debt was reduced by $438,000 at December 31, 1999.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Total  Revenue.   Total  revenue  for  1998  was  $16,103,283  compared  to
$8,079,613 in 1997. The increase was attributable to an increase in enrollment under the AUSHC contract.

     Personnel Costs. Personnel costs include costs for both employees and contract personnel and were $1,022,755 for 1998, an increase of $185,139 over personnel costs of $837,616 in 1998. The increase in costs was a result of increased activities and increased personnel to support those activities.

     Legal, Audit and Advisory Services. Legal, audit and advisory services for the year ended December 31, 1998 were approximately $472,636, a decrease of $61,194 compared to legal, audit and advisory services of $533,830 in 1997. The decrease from 1997 to 1998 was mainly due to actuarial fees in 1997 incurred when the Company activated the AUSHC contract.

     Provider Distributions. Provider distributions for 1998 were $596,457, a decrease of $176,247 compared to provider distributions of $772,704 in 1997. The decrease from 1997 to 1998 was due to managements' decision to retain a portion of the excess in the USHC contract to develop the company infrastructure during its growth period.

     Marketing. Marketing expenses for 1998 were $93,070, an increase of $92,764 over the marketing expenses of $306 for 1997. The increase was a result of increased spending to recruit additional PCPs.

     Interest Expense. Interest expense for 1998 was $44,141 which was $44,141 over the interest expense of $-0- in 1997. The reason for the increase in interest expense is due to certain interest bearing advances on related party debt received during 1998.


Line of Credit

     We secured a line of credit with Summit Bank in the amount of $500,000 which is subject to certain covenants.

     Prior to 1998, we issued shares to SPUH for cash we required for working capital needs. In 1996, 760 (76,000 split adjusted) shares of Class B stock were issued to SPUH. In 1997 we issued an additional 1,015 (101,500 split adjusted) shares of Class B stock, bringing the total shares of Class B stock owned by SPUH to 177,500. To date, SPUH is the only shareholder of Class B voting stock.

     We issued shares of Class A stock to physician providers in December 1997 in a private offering. This offering closed April 17, 1998, and 75 physicians participated and acquired stock by paying either cash, issuing a promissory note, assigning surplus funds in their risk pool or granting us a right of first refusal to purchase their practices. To date, there are 7,500 shares of Class A stock outstanding.

Effects of Inflation and Currency Exchange Rates

     We believe that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on our operating results or on the costs of services. We cannot assure you, however, that inflation will not have a material adverse effect on our operating results in the future.

     All of our revenues are currently denominated in U.S. dollars and to date our business has not been significantly affected by currency fluctuations.


Impact of Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standard Board issued Financial Account Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. Subsequent to the issuance of SFAS 133, the FASB has received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138, which responds to those requests by amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. The Company expects to adopt SFAS 133 and the corresponding amendments of SFAS 138 in the first quarter of 2001. SFAS 133, as amended by SFAS 138, is not expected to have a material impact on the Company's combined results of operations, financial position and cash flows.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the fourth quarter of 2001. The Company is currently evaluating the impact of SAB 101 to determine what effect, if any, it may have on the Company's combined financial position and results of operations.

                                    BUSINESS


Overview

     In its Vision 2000 strategy, the Trustees of St. Peter's University Hospital, with the support of the community physicians, concluded that we should reposition our business to endeavor to provide the community with higher quality, more cost-effective health care. The next generation of advanced managed care plans requires providers to be capable of bearing and managing greater levels of healthcare risk. Providers successful in this arena must support:

      Aligned incentives that support cost-effectiveness and improved quality;

      A strong primary care physician base;

      A vertically and horizontally integrated continuum of care;

      Agreement upon and reasonable adherence to clinical protocols; and

      An information system that supports contract management, member services, clinical judgment and management, inter-clinician communications, and sales activities.


     Recognizing the need to build a new health care delivery program, the Physician Hospital Organization Development Oversight Committee of St. Peter's University Hospital recommended the development of such an organization. Partners in Care, Corp. was the result of that recommendation. Partners in Care, Corp. is based on a demanding set of physician eligibility criteria and greater expectations from hospital services to ensure market leadership in clinical quality, customer service, and efficiency. The success of this endeavor is based upon the following assumption:

     Greater cost efficiencies can be achieved with equivalent or measurably better clinical outcomes and member satisfaction through aligned incentives and clinician managed care.

     Partners in Care, Corp. was created to be a for-profit, multiple shareholder, New Jersey corporation, jointly owned and governed by St. Peter's University Hospital and physician members of the United Medical Group, P.C. The company is structured to ensure equal physician representation on the Board and up to 50 percent ownership by physicians. Physicians are full partners in planning, implementing and continuously improving corporate performance.

     To provide the various products, participating physicians are organized under the auspices of a New Jersey Professional Corporation, the United Medical Group, P.C., a group practice without walls and other similar Physician Organizational structures via the Large Network Partnership concept. The concept of Large Network Partnerships permits currently organized physician groups and networks (i.e. IPAs) to participate in risk contracts through Partners in Care, Corp. while keeping risk pools segmented from the United Medical Group. The existence of this flexible approach allows for the management of risk based contracts, while preserving physician autonomy and sustaining small groups and solo practice models.

     A system like ours needs as many qualified primary care physicians as possible in order to achieve a credible marketplace presence. Additionally, to round out the provider network, Partners in Care has various strategic relationships via its risk partners and its third party administrator to access a broad network of providers nationwide.

     Currently, PCP recruitment is in full effect through both recruiting individual physicians as members of the United Medical Group, P.C. and negotiation through ongoing negotiations with Large Network Partnerships that will remain semi-autonomous.


Industry Background

     In the mid-1990s, health care providers in the Greater New Brunswick, New Jersey area from tertiary centers to primary care physicians, began to face significant choices. Among them were whether to be an active organizer of a managed care delivery system; to be a member of an integrated managed care network; to be an independent vendor of services to a managed care plan or HMO; to pursue the declining indemnity market; or some combination of the above.

     During this transition, prices and revenues, especially for tertiary hospitals and highly specialized physicians, have declined. Fees for procedures have dropped by twenty-five to seventy-five percent locally as the region coped with the full implementation of the RBRVS system for federal programs and the adoption of RBRVS fee schedule by most commercial HMOs and PPOs. Coupled with the growth of managed care and the consolidation of the HMO marketplace, especially the growth of Aetna/U.S. HealthCare, the second half of the decade was very difficult. The magnitude of this shift demands dramatic restructuring of care delivery to eliminate unnecessary treatment, improve efficiency, and increase market share. Concurrently, government, accrediting bodies, employers, purchasing groups, health plans, and a more informed public demand data documenting that lower prices and utilization levels are not compromising outcomes. The only effective mechanism for provider groups to cope with this type of change is to efficiently organize to both successfully bear and manage healthcare risk.

     PIC's business model achieves this through successfully managing the delivery of care under system-wide PMPM funding. This is contrasted with other Physician/Hospital Organization type structures whose focus remained one of attempting to make up for lost unit prices in a fee for service marketplace by increasing the units of service. There are too many pressures being brought to bear against the increased units strategy for it to be effective over the long term. This harsh lesson has been learned by many of PIC's former competitors.

     Within the past 36 months, HIP Health Plan of New Jersey and American Preferred Provider Plan both collapsed, sending shock waves through the New Jersey health services marketplace and our local community. The New Jersey State Department of Banking and Insurance has announced plans to amend its regulations to require all New Jersey HMOs to operate under stricter financial control and oversight by regulators. While lines of business other than HMO businesses, such as PPO insurance plans and PHOs (i.e., IDSs and MSOs) are prevalent both in the state and nationwide, in New Jersey only HMOs are obligated to provide the state with detailed reports. Therefore, little information is available regarding the other markets. Hence, the focus on the health care industry has been limited to the HMO component of the business.

     HMO enrollment increased 5.1% between 1995 and 1999. At year-end 1996, the total HMO membership for the state of New Jersey was 2,142,188. By 1997, enrollment had increased by approximately 10% to 2,369,325. During 1998, HMO enrollment dropped 1.39% but rebounded in 1999 growing .94%.

     In the New Jersey HMO market, there has been a tendency for a small number of HMOs to continuously strengthen, while several others weaken, fall out of the market, or become merged into larger plans. Aetna-U.S. Healthcare, possessing 38.4% of the 1999 market share, continues to dominate the marketplace. Other market participants include Horizon Blue (a Blue Cross-Blue Shield subsidiary), and Physicians Health Services (formerly First Option Health Plan) and Oxford, possessing market shares of 16.99%, 10.3%, and 7.3% respectively. The three HMOs with the largest market share all offer Medicare and Medicaid plans in New Jersey. Oxford offers commercial and medicare only. Other smaller HMOs also offer these plans in New Jersey.

     A comparison of New Jersey HMO financial statistics from year end 1998 to 1999 shows a 2% increase in total health care related revenue to $4,547,274,845. Medical and hospital expenses across the New Jersey HMO market decreased 1% in 1999, totaling $3,925,607,929 and yielding a Medical Loss Ratio of 86.33%. The medical loss ratio increased to 89.82% through the first three quarters of 1999.


MSO Development

     As previously discussed, we were developed as a response to the desire to provide the community with higher quality, more cost-effective health care. With the support of SPUH and community physicians, we believe that a health care delivery system, managed by an MSO (Management Service Organization), will provide the service needed for the next generation of HMOs and advanced managed care plans.

     To provide the various products, participating physicians are organized under the auspices of a New Jersey professional corporation, United Medical Group, P.C., a group practice without walls. The existence of this large multi-specialty group practice allows for the management of risk based contracts, while preserving small group and solo practice models. A system like ours requires as many qualified primary care physicians as possible in order to achieve a credible marketplace presence. Contrarily, the need for specialists is based on a network need methodology that evaluates geographic accessibility criteria, delivery system efficiency, the number of enrollees and primary care physicians, and other criteria. The number of physicians participating is a function of the credentialing criteria set by the Board of Directors of UMG/PIC and the Network Management Committee.

     Currently, PCP recruitment is in full effect through (i) recruiting individual physicians as members of the United Medical Group, P.C. and (ii) negotiating Large Network Partnerships that will remain semi-autonomous. The concept of Large Network Partnerships permits currently organized physician groups and networks (i.e. IPAs) to participate in risk contracts through our organization while keeping risk pools segmented from the United Medical Group. This allows us to acquire the greatest number of enrollees and allows for variable levels of medical management, dependent upon the risk we undertake.


Business Strategy

     Our overall strategic goal is to expand and strengthen our current position in New Jersey's health care delivery market. To achieve this goal, we must:


               Aggressively  develop  all  key  infrastructure   components  and
          management expertise under a Healthcare Risk Management/All Products Risk contracting strategy over a 60 month period;

               Successfully negotiate and efficiently manage population based "At Risk" Contracts;

               Continue  to  improve  our  core  management   competencies   and
          managerial expertise;

               Continue to foster existing strategic  partnerships;

               Recruit  and  retain  primary  care  physicians   throughout  the
          regional market;

               Maintain and improve the clinical and operational information feedback cycle time which has been reduced in the last year from months to hours;

               Successfully   compete  with  best  in  region   healthcare  risk
          management service vendors.

     "At Risk" contracts with compensation based on age and sex adjusted capitation rates and/or percentage of premium is currently our dominant business line. We currently have in place such contracts with Aetna/USHC and Horizon. We are also designed to provide high-caliber professional services, such as management of risk, business development, medical management (including utilization management and quality assurance), information systems, credentialing, provider support services, network development and management. Other services historically available for physician practices include practice management services we offer. Expansion of the customer base for these services will be pursued.

Major Business Lines

     Our major business lines are the Health Plan Management Services and the Physician Support Services.

     1. Health Plan Management Services. Our main business is capturing covered lives and then assisting the providers in managing the delivery of healthcare of those lives. The main components to this business line include:

         a)   Negotiation/Management of "at risk" contracts
         b)   Negotiation/Management of Large Network Partnerships
         c)   PCP Recruitment
         d)   Managed Care Contracting/Administration
         e)   Network Management and Provider Relations
         f)   Claims and stop loss management
         g)   Medical management
         h)   Member services

     Currently, we most aggressively pursue "at risk" contracts with compensation based on age and sex adjusted capitation rates and/or percentage of premium. We provide high-caliber professional services, such as management of risk, business development, information systems, credentialing, provider support services, network development and management, and medical management, including utilization management and quality assurance. We believe that risk contract negotiation and management currently has the ability to generate the greatest revenue. The success of this area relies on the ability to negotiate contracts, capture covered lives and assist the providers in managing those lives. Risk contracting involves contracting with the major health plans, contracting with primary care physicians, and persuading health plan enrollees to elect our primary care physicians.

     In 1995, we entered into our first full risk contract with Aetna-U.S. Healthcare and pursuant to that agreement we are responsible for delivering and medically managing the complete medical loss ratio, with the exception of pharmacy, mental health, and services inconsistent with the Ethical and Religious Directives for Catholic Healthcare Facilities. In August 1998, the Medicare risk component was implemented with AUSHC. The AUSHC risk contract presently covers commercial and Medicare lives with an option to integrate Medicaid lives into the risk program. At year-end 1999, there were 22,900 at-risk lives, including 1,694 Medicare members.

     During 2000, PIC and Horizon completed an arrangement whereby we will share in reduction in medical costs from an established budget. Effective July 1st, this is the first step in building a long-term full risk sharing relationship that has been anticipated for some time. We will once again be the manager of the risk related clinical and financial information, while our HMO partner retains the responsibility for utilization management and claims processing. However, our role will evolve to become increasingly involved in all aspects of medical management. The agreement encompasses commercial HMO/POS, Medicare HMO, and should lead into risk sharing for Horizon's self-insured population. The commercial population should grow from 4,000 to 7,000 by the first quarter of 2001, while Medicare should remain around the 400 member level.

     The key management areas for risk contracting are also essential in the delivery of the Health Plan division's second source of business, administering the ERISA employee health benefits plan for SPUH, d.b.a. Partners in Care Health Plan. Direct contracting with SPUH, regarding this plan is through a self-insured, ERISA health plan which we manage. This structure is necessary because we are not currently licensed as either a health care insurance company or an HMO within the State of New Jersey.

Physician Support Services

     The current Delivery System division has been evaluated and restructured to focus on Physician Support Services. As part of our restructuring, we eliminated all unprofitable or non-complimentary lines of business. The Delivery System division will thus be transitioned into the physicians support services area.

     The main components and sub-business lines include the following:

              a)  Provider   connectivity   and  e-health
                    -  Electronic billing  solution for HCFA 1500s
                    -  Ease the  interface with managed care organizations
                    -  Reduce the paperwork burden on physician office staffs
                    -  Improve the clinical information flow among PIC providers
              b)  Referral management
              c)  Information systems and services
              d)  Business office
              e)  Site operations management
              f)  General, administrative and management  services
              g)  Operational assessments, evaluations  and  general counseling
              h) Advocacy (Dispute resolution, issues management, Health Plan Communications, etc.)

We cultivate four (4) core competencies:

     1. Business Development and Contracting. Our success relies on our ability to negotiate contracts and capture covered lives. Each covered life converts to about a $1,500 annual revenue stream.

     For Health Plan Risk Contracting, we must perform two functions to acquire enrollees. First, we must contract with the major health plans. Second, we must contract with primary care physicians who hold contracts with the Health Plan. The first is a contracting and personal sales function of our executive officers. The second is a large, coordinated effort between PIC and the health plans.

     For the ERISA line of business, we may contract directly with the self-insured employee benefit plan or we may partner with our Health Plan risk partners (HMO's) to convert existing membership to at-risk status. The first is a direct, Administrative Services Only (ASO) Health Plan sales function in partnership via contracted Third Party Administrators. The second is a direct, ASO Health Plan sales function via our Health Plan risk partners. Both areas are fundamental core competencies of ours that will be developed by harnessing the untapped expertise within our organization and expanding our business acquisition strategy.

     The success of our marketing will require an educational component to increase awareness of the advantages of a healthcare risk management company, such as Partners in Care and, specifically, of risk contracting. More aggressive marketing and services must be developed. Additional market research must be undertaken at regular intervals to obtain the constant feedback of our customers (Primary Care Physicians, Hospitals, Specialists, Health Plans and Enrollees) and partner's needs and perceptions. Currently one of the greatest challenges facing us in this area is the saturation of the existing PCP base due to the influx of the HIP population into AUSHC.

     2. Network Management and Physician Support Services(PS 2). We must be able to provide services to providers which are perceived as value added (revenue improvement, expense reduction, quality of care enhancement) in order to balance our financial needs with market attractiveness to physicians. In conjunction with our Strategic Partners, we are currently developing an array of these services which will be supported through a fortified Network Management department.

     3. Information Management, Reporting and Transfer. The ability to gather, store, analyze, report, and disseminate information (e.g. physician connectivity) in a timely manner regardless of the geographical distribution of providers is central to the success of a healthcare risk management company. Through our initiatives and management's expertise in converting raw data into management information, we are uniquely qualified to succeed. HIPPA (Health Insurance Portability and Accountability Act) regulations will continue to make this area ever more challenging but through an array of Strategic Partnerships and creative e-health strategies, we are positioning ourselves to maintain our unique position in the region with respect to information management. HIPPA is a federal mandate requiring the health industry to implement a series of data and transaction standards in an effort to increase the protection and confidentiality of individually identifiable health information.

     4. Medical Management. The Medical Management plan involves the following existing lines of medical business:


        -    Health Plan Risk Partners
        -    Third Party Administrator Business Partners

     The original template for Medical Management is based on the relationship with Health Plans. Medical Management in this relationship is done in conjunction with Health Plan and data is shared with us. The Health Plan and our Medical Directors interact with attending physicians to ensure timeliness of service, quality issues, and effective medical management. Our Medical Directors will discuss medical cases and offer alternatives to care to the attending physicians. Programs designed and offered by the Health Plan and the Health Plan's case management and discharge planning departments augment this process.

     Medical Management with Third Party Administrator Business Partners is an expanded role. Our team obtains utilization and discharge planning information directly. Our Medical Director and Medical Management team then interact with the attending physicians as above regarding case management, discharge planning, quality assessment and utilization of inpatient and outpatient services.

     Programmatically, Medical Management is entering a substantial but focused expansion phase. Current projects underway include initiatives aimed at enhancing the delivery of services immediately following the acute care hospital phase of care. These services, whether sub acute care, rehabilitation, skilled nursing, or home care are frequently found to be extremely fragmented and not well coordinated with the acute care facility. In many cases it is the family, not the clinical community, who must serve as the care manager, coordinating and reaching out to the various levels of care. We are committed to defragmenting this service delivery and in the process substantial and measurable cost reductions are anticipated.

     A second area of focus will be the delivery of care in the continuum from emergency services to acute hospitalization. Our research indicates substantial improvement potential from both a quality care and cost perspective in addressing and extending the services available in the Emergency Department of participating facilities. Ranging from observation to short term treatment, it is felt that there are ample opportunities for the improvement of the care delivery process in this venue.


Credentialing Services

     To date we have recruited 276 (122 UMG Specialists, and 104 UMG PCP's). We have also credentialed 28 PCP's in Large Network Partnership 2054 Family Practice Center Ferren Mall and 22 PCP's in Large Network Partnership CJPN) primary care and specialist physicians in our core network. These physicians are located at over 153 locations throughout Middlesex, Somerset, Hunterdon, Monmouth and Mercer counties, making the United Medical Group, PC one of the largest groups in the state of New Jersey.

     The initial physician participation was based on the following criteria:

     - Board certification or board eligibility (to be certified within 4 years)
     - Cost per discharge
     - Length of stay
     - Quality and utilization outcome indicators
     - Malpractice History

     All criteria met or exceeded National Committee on Quality Assurance (NCQA) standards in order to make us meet the market standard and be a more desirable candidate for delegated credentialing in risk contracting.

     The Network Development focus for 2000 is on Large Network Partnership development in addition to primary care physician recruitment. Large Network Partnerships are large physician groups that participate in our contracts. Initially, twenty-two PCPs have been targeted for recruitment into our organization via these two strategies. Ultimately, an additional 250 PCPs in Central New Jersey are necessary to meet strategic targets.


Information Management and Performance Reporting

     Although information management and performance reporting capabilities have been a function of our operations since inception, our current reorganization will include a substantial expansion of resources in this area by increasing the number and capabilities of existing staff, focusing on products by simplifying our operating system environment, and expanding corporate use and functionality of the internet for research, data storage, dissemination, and e-commerce.


Marketing

     We have not traditionally had a formal marketing and sales strategy. As a result, we have dedicated only minimum levels of management focus and resources to marketing and sales. Our health plan management services division has approached the overall health care market as a "wholesaler" through its risk agreement with AUSHC. More direct efforts have been employed for the Partners In Care Health Plan which services the self-insured employee population of SPUH. In early second quarter 1999, a concentrated sales initiative was launched which utilized a newly developed provider relations staff and senior management resources.

     Developing and implementing a formal marketing strategy plan is a high priority for us as we fortify and broaden our product portfolio for direct "retail" distribution to specific market groups. We are currently focusing on identifying specific target markets and market segments, designing marketing plans to achieve acceptable penetration levels within each market, and developing a communications and promotional strategy to establish brand awareness (image) across all market segments. We intend to facilitate the transition from a "wholesale" to a "retail" product/service distribution approach and maximize opportunities for cross-divisional selling.


Service Area Demographic Overview

Middlesex County

     Middlesex County's population continues to climb steadily. In 1990, Middlesex County's population was 671,811. In the past ten years, the population has grown 9%, and is projected to grow another 10% by 2010. The penetration of HMOs in Middlesex County is 27%. This is slightly lower than the average state HMO penetration of 29%.

     Within the county there are six acute care hospitals, including Robert Wood Johnson University Hospital and St. Peter's University Hospital in New Brunswick, JFK Medical Center in Edison, Raritan Bay Medical Center in Old
Bridge and Perth Amboy, and the Memorial Medical Center at South Amboy. JFK Medical Center also operates the Johnson Rehabilitation Institute, a comprehensive rehabilitation facility in Edison, and the county government operates Roosevelt Hospital, a chronic and long-term care hospital in Metuchen.

Somerset County

     In 1990, Somerset County's population was 240,245. In the past ten years the population has grown 22% and is projected to grow another 15% by 2010. HMO penetration of Somerset County's population is 25%, slightly lower than the state average of 29%.

     Somerset Medical Center is the sole acute care hospital in the county. Two specialized hospitals are also located within the county: Carrier Foundation, Belle Mead, a mental health facility, and the Veterans Affairs Medical Center, Lyons, a chronic and long-term care hospital for veterans.

Hunterdon County

     In 1990, Hunterdon County's population was 107,802. In the past ten years the population has grown 18%, and is projected to grow another 11% by 2010. HMO penetration of Hunterdon County's population is 25%, slightly lower than the state average of 29%.

Burlington County

     In 1990, Burlington County's population was 395,066. In the past ten years the population has grown 9%, and is projected to grow another 8% by 2010. HMO penetration of Burlington County's population is 32%, slightly higher than the state average of 29%.

Monmouth County

     In 1990, Monmouth County's population was 553,093. In the past ten years the population has grown 11%, and is projected to grow another 7% by 2010. HMO penetration of Monmouth County's population is 27%, slightly lower than the state average of 29%.

Morris County

     In 1990, Morris County's population was 421,361. In the past ten years the population has grown 10%, and is projected to grow another 7% by 2010. HMO penetration of Morris County's population is 23%, slightly lower than the state average of 29%.

Ocean County

     In 1990, Ocean County's population was 433,203. In the past ten years the population has grown 14%, and is projected to grow another 9% by 2010. HMO penetration of Ocean County's population is 26%, slightly lower than the state average of 29%.

Union County

     In 1990, Union County's population was 493,819. In the past ten years the population has grown only 1%, and is projected to remain flat through 2010. HMO penetration of Union County's population is 26%, slightly lower than the state average of 29%.


Competition

     In 1998 MedPartners and PhyCor presented some of our most serious national competition. In first quarter 1999, MedPartners, Inc., an Alabama based corporation, discontinued operations of its practice management and contract services. Included in their physician clients was Summit Medical Group, a local physician network comprising approximately 85 physicians. Termination of the relationship between Summit Medical Group and MedPartners marked the return of Summit Medical Group, P.A. to one of the largest independent multi-specialty groups in the region and must now be recognized as our competitor.

     PhyCor, a Tennessee based IDS/MSO, is a local competitor. PhyCor currently operates clinics with physicians in 29 states and recently joined with Physician Partners Company, Inc., L.C.C. to create and operate a regional managed care contracting network, to include independent practice associations (IPAs) in New York City, northern New Jersey, southern Connecticut, and Long Island. PhyCor is larger than we are and has extensive experience throughout the country assisting physicians in organizing networks and in managing risk contracts. One advantage which we believe we have over PhyCor is that we are already established and operating in the local community.

Intellectual Property, Trademarks and Proprietary Rights

     We have filed both federal and state service mark applications for the mark "Partners In Care". The service mark has been registered in the State of New Jersey. The federal application has been rejected and we are currently amending the application to submit it for reconsideration. We do not own any other intellectual property, trademarks, servicemarks or proprietary rights.


Facilities

     We lease approximately 9,100 square feet of office space in Somerset, New Jersey, for our corporate headquarters. Activities at our Somerset headquarters include administration, sales, product development and support. The lease provides for base rent of approximately $13,000 per month and expires on June 30, 2004. We believe that our current facilities are adequate to meet our needs for the foreseeable future.

Employees

     As of June 30, 2000, we had approximately 60 full-time employees, 7 full-time temporary employees and 2 part-time employees. We believe our future success will depend, in part, on continued ability to attract and retain highly qualified personnel in a competitive market for sales and marketing personnel. None of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe that our relations with employees are good.

Legal Proceedings

     There are currently no claims or actions pending against us.

                                   MANAGEMENT

     The following table sets forth information with respect to each person who serves as an executive officer or director of PIC and their ages as of September 30, 2000:

        Name                  Age    Position

  Dennis G. Wilson            44     President and Chief Executive Officer
  Kevin O'Brien               36     Executive Vice President and Chief
                                     Operating Officer
  Bruce Dees                  43     Executive Vice President,
                                     Business Development
  Beverly Reinson             46     Vice President, Customer Relations
  Charles Scaglione           36     Vice President, Administrative Services
  Mauro Tucci, M.D.           40     Medical Management Consultant
  Donald Wernsing, M.D.       57     Medical Management Consultant


                               BOARD OF DIRECTORS

            Name                     Specialty or Corporate Affiliation

  Bernard J. Kelley                  Chairman of the Board; President Merck
                                     Manufacturing Division, Merck & Co., Inc.
  Steven C. Goldberg, M.D.           Vice Chairman of the Board; Obstetrics and
                                     Gynecology
  Frank J. Ryan                      Treasurer of the Board; Company Group
                                     Chair J&J
  Mauro Tucci, M.D.                  Secretary of the Board; Internal Medicine
  Robert E. Campbell                 Former Vice Chairman of the Board of
                                     Directors of Johnson and Johnson
  The Rev. Msgr. William Capik       Chairman, St. Peter's University Hospital
                                     Board of Trustees;
                                     Pastor, The Church of St. James
  John E. Matuska                    President and CEO of St. Peter's University
                                     Hospital
  John J. Hoagland, Esq.             Of Counsel, Hoagland, Longo, Moran, Dunst
                                     and Doukas - Attorneys at Law
  Roger Birnbaum                     President, Princeton HealthCare Group
  Louis Diemer III, M.D.             Pediatric Medicine
  Steven Lenger, M.D.                Gastroenterology
  Marc Malberg, M.D.                 Orthopedic Surgery
  John J. Nevins, III, D.O.          Family Practice Medicine
  Warren Sweberg, M.D.               Pediatric Medicine


     Each  director   will  hold  office  until  the  next  annual   meeting  of
shareholders or until his successor has been elected and qualified. Our officers are elected by the Board of Directors and serve at the Board's discretion.

Executive Officers and Directors

     Bernard J. Kelley has served as Chairman of the Board of Directors of PIC since December 1994. Mr. Kelley has served as the President of Manufacturing Division of Merck & Co., Inc. since January 1994.

     Steven C. Goldberg, M.D. has served as a Director of PIC since 1994. Dr. Goldberg has practiced obstetrics and gynecology with Brunswick Associates since June 1996. He also serves as president of Brunswick Associates. Dr. Goldberg was Vice-President of Milton D. Schwartz, Steven C. Goldberg M.D., P.A. from June 1991 to June 1996 during which time he also practiced obstetrics and gynecology.

     Frank J. Ryan has served as a Director of PIC since 1994. He has served as Chairman of Johnson & Johnson since November 1998. From 1992 to 1998, Mr. Ryan served as President of Ethicon, Inc.

     Mauro Tucci, M.D. has served as a Director of PIC since January 1999. Since February 1999 he has served as the Chief Executive Officer of Medical Associates of New Brunswick, a "client" of PIC.

     Robert E. Campbell has served as a Director of PIC since 1994. Since retiring as Vice Chairman of the Board of Directors of Johnson & Johnson, in which capacity he served from 1989 to 1995, Mr. Campbell has been involved with various non-profit organizations, and served as Chairman of various entities, including Robert Wood Johnson Foundation, the Cancer Institute of New Jersey and Fordham University. Mr. Campbell also serves as a director of Hanover Capital.

     Rev. Msgr. William J. Capik has served as a Director of PIC since 1994. Msgr. Capik serves as the secretary and treasurer of the Diocese of Metuchen.

     John E. Matuska has served as a Director of PIC since 1994 and from 1994 to February 1999 he served as President and CEO of PIC. Since 1989, Mr. Matuska has served as President and Chief Executive Officer of St. Peter's University Hospital.

     John J. Hoagland, Esq. has served as a Director of PIC since April 1999. He has been a practicing attorney in the State of New Jersey with Hoagland, Longo, Moran, Dunst & Doukas since 1958. He currently holds an Of Counsel position with this firm.

     Louis M. Diemer, III, M.D. has served as a Director of PIC since May 1999. Dr. Diemer has been a practicing physician with the New Brunswick Pediatric Group since 1994.

     Steven Lenger, M.D. has served as a Director of PIC since 1999. Dr. Lenger is the President of E. Steven Lenger, M.D., PA and has practiced as a physician with this group since 1993.

     Marc I. Malberg, M.D. has served as a Director of PIC since 1999. Since 1992, Dr. Malberg has been the President of Orthopedic Center of New Jersey and has also practiced orthopedic medicine with this group since 1992. He has also served as president of OMT, a company which leases office equipment, since 1992.

     John J. Nevins, III, D.O. has served as a Director of PIC sine 1994. Dr. Nevins has practiced as a physician with Central Jersey Family Physican since 1990.

     Warren A. Sweberg, M.D. has served as a Director of PIC since 1994. Dr. Sweberg has practiced as a pediatrician with East Brunswick Pediatric Associates since June 1976. Roger Birnbaum has served as a Director of PIC since March 2000. Mr. Birnbaum is the Founder and President of Princeton Healthcare Group since 1991.

     Dennis G. Wilson has served as Chief Executive Officer and President since February 1999. Prior to February 1999 he served as Vice President, Sales and Marketing of PHS (Physicians Health Service) and Chief Marketing Officer at First Option Health Plan from September 1995 to December 1998. From 1991 to 1995, he was a Senior Director at Independence Blue Cross and was involved with sales systems management.

     Kevin O'Brien has served as Executive Vice President and Chief Operating Officer of PIC since 1995. Between 1989 and 1995, Mr. O'Brien served as the Director of Strategic Planning and Marketing for St. Peter's University Hospital.

     Bruce Dees has served as Executive Vice President, Business Development since March 1, 2000. Prior to this, he served Partners in Care as an independent contractor as the Principal of Bruce Dees and Associates. From 1994 to 1999 he worked for Aetna USHealthCare as both a Senior Network Manager for the states of Connecticut and Rhode Island and before that as a Network Manager for Northern New Jersey. Before joining the HMO he served in a variety of positions with hospitals on the east and west coasts.

     Beverly Reinson has served as Vice President, Customer Relations since 1996. From 1988 to 1996, Ms. Reinson served as the Administrative Director of Family Practice Center and is currently Vice President of Customer Relations.

     Charles Scaglione has served as Vice President of Administrative Services and has worked for PIC since 1996. Mr. Scaglione served as the Administrative Director of Hudson OBGYN Associates from 1991 to 1996 and as an Associate Administrator Operations - Franciscan Health System of New Jersey from 1989 to 1991.

     Donald H. Wernsing, MD, has served as Senior Medical Director since March 2000. For three years prior to joining Partners in Care, he served as President and Chief Medical Officer of Health Resource Partners, an 850 physician MSO, operated on behalf of the Atlantic Health System, Florham Park, New Jersey.

Committee Structure

     In addition to our Board of Directors and executive management team, several committees, originally created between 1992 and 1995, were restructured in 1999 with specific responsibilities and goals.

     The Medical Management Committee - The charge of the Medical Management Committee is the comprehensive oversight of the policies and procedures related to medical service delivery, quality assurance and improvement, utilization management, clinical protocols, and critical paths. Monthly information review includes results of the catastrophic case management process and general medical delivery expense patterns across the multiple categories of our enrolled populations. The committee membership is composed entirely of physicians.

     The Network Management Committee - The charge of the Network Management Committee is the comprehensive oversight of the adequacy of the provider service network across all categories of provider and benefits products. The committee receives continuity of care referrals from both the Medical Management Committee and executive staff for expansion and/or focus for the provider network. Network Management is responsible for the credentialing/certificate of all non-physician providers, including institutional and contracted ancillary providers. Overall responsibility also includes maintaining an updated Strategic Provider Need Analysis as well as the Primary Care Physician Recruitment Plan. The committee membership is composed of physicians and board members.

     The Physician Credentialing Committee - This committee is dedicated solely to the credentialing and re-credentialing of physician providers. Committee members are all physicians, and have staff support to provide a secure atmosphere to perform potentially sensitive peer review as part of the credentialing and re-credentialing process. The committee membership is composed of physicians and Board members.

     The Finance and Compensation Committee - The responsibilities of this committee include the comprehensive oversight of the financial management process including statutory compliance, IBNR reserve adequacy, and provider distribution policy development and administration of the Executive Long Term Incentive Stock Option Plan. The committee membership is composed of physicians and board members.

Compensation of Directors

     The Board of Directors serves without compensation at the present time. We reimburse the out-of-pocket expenses incurred by directors for attendance at Board or committee meetings.

Executive Compensation

     The following table summarizes all compensation awarded to, earned by, or paid to (i) all individuals who served or functioned as our Executive Officers during the fiscal year ended December 31, 1999 and (ii) our four most highly compensated executive officers who were serving at the end of the fiscal year ended December 31, 1999 whose annual salary and bonus exceeded $100,000 the "Named Executive Officers"), for services rendered in all capacities to us for the fiscal year ended December 31, 1999.

                           Summary Compensation Table


                                                     Annual                                          Long-Term
                                                  Compensation                                       Compensation
                                                  ------------                                       ------------

                                                                                                       Deferred
                                                                                                       Compensation     Restrictive
                                                                              Incentive                (Or Unpaid       Stock
                                                      Fiscal      Salary      Compensation             Incentive        Award(s)
                                                      Year         ($)           ($)                   Compensation        ($)
Name and Principal Position                           ------      ------      ------------             ------------     -----------

Dennis G. Wilson                                      1999         $173,000          $ 76,000             $ 25,000             -
Chief Executive Officer, President

Kevin O'Brien                                         1999         $135,000         $  51,000             $ 17,000             -
Senior Vice President,                                1998         $110,000         $  17,000                    0             0
Chief Operating Officer                               1997         $110,000                 0                                  0
Vice President, Operations                            1996        $  93,000                 0                                  0

Charles Scaglione                                     1999         $109,000          $ 22,000            $   5,088
Assistant Vice President, Delivery Systems            1998        $  90,000             9,000                    0
Director of Practice Management                       1997        $  90,000                 0                             0

Beverly Reinson                                       1999         $ 80,000          $ 14,000            $   5,000             -
Assistant Vice President
Health Plan Management



PIC did not grant any stock options during the year ended December 31, 1999 to the Named Executive Officers.


Stock Option Plan

     We have an Executive Long-Term Incentive Stock Option Plan that has been approved by the Board of Directors and is awaiting shareholder approval. The plan is designed to: (1) closely associate the interests of our management with our shareholders by reinforcing the relationship between participants' rewards and shareholder gains; (2) provide management with an equity ownership in us commensurate with our performance, as reflected in increased shareholder value;
(3) maintain competitive compensation levels; and (4) provide an incentive to management for continuous employment with us.

     The Plan will be administered by our Finance and Compensation Committee, which must be comprised of disinterested persons appointed by our Board of Directors, as constituted from time to time. The Committee shall consist of at least two members of the Board.

     Participants in the Plan will be selected by the Committee from our executive officers and other key employees who occupy responsible managerial or professional positions and who have the capability of making a substantial contribution to our success. In making this selection and in determining the form and amount of Incentive Stock Option awards, the Committee will consider any factors deemed relevant, including, but not limited to, the individual's functions, responsibilities, value of services to us and past and potential contributions to our profitability and sound growth.

     Only Class C Non-Voting Common Stock will be used for Incentive Stock Options. The initial number of shares allocated to the ISO Plan by the Board at this time is limited to 15,000. In addition, no employee may receive more than $100,000 in Incentive Stock Options in any 12 month period.

     It is  anticipated  that the Plan will be effective  for the calendar  year
2000.

     The purchase price for any Incentive Stock Option shall be 100% of the fair market value of the shares as determined in the Annual Corporate Valuation Report nearest in time to the date of the grant of the Incentive Stock Option.

     Each Incentive Stock Option shall vest or be exercisable, at a rate of 25% for every 12 months after the date of this grant. Each Incentive Stock Option must be exercised within 10 years of the date of its granting.

     Since there is no ready market for the sale of Class C Shares, and to maintain control of our outstanding shares, all Class C Shareholders will be required, as part of the grant of the Incentive Stock Option, to enter into a shareholders agreement with us which places certain restrictions on the sale of their shares and which requires us to repurchase the shares under certain circumstances.

Employment Agreements

     We have agreements with our President/Chief Executive Officer, Executive Vice President/Chief Operating Officer and Executive Vice President, Business Development which provide for severance payments ranging from six to nine months pay upon involuntary termination of each officer.

Long-Term Incentive Plans

     We have no long-term incentive plans other than the Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

     The members of the Finance and Compensation Committee are Steven C. Goldberg, M.D., Frank J. Ryan, Mauro Tucci, M.D., John E. Matuska, Louis M. Diemer, III, M.D., Steven Lenger, M.D., Marc I. Malberg, M.D., John J. Nevins, III, D.O. and Warren A. Sweberg, M.D. There are currently no compensation committee interlocks with other entities or insider participation on the Finance and Compensation Committee.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of the date of this prospectus and as adjusted to reflect the sale of the shares offered thereby by (i) each person known to own beneficially 5% or more of the outstanding shares of common stock; (ii) each director of the PIC; (iii) each executive officer; and (iv) all executive officers and directors as a group. Unless otherwise noted below, such shareholders have sole voting and investment power as to shares shown.




                                                     Beneficial Ownership         Number            Beneficial Ownership
                                                     Prior to the Offering        Of Shares         After the Offering
                                                   Number                         Being         Number
Name of Beneficial Holder                          of Shares       Percentage     Offered       of Shares(1)   Percentage
                                                   ---------       ----------     ---------     ---------      ----------
Louis M. Diemer (Class A)                            100           *                --            100
Steven C. Goldberg (Class A)                         100           *                --            100              *
Steven Lenger (Class A)                              100           *                --            100              *
Marc I. Malberg (Class A)                            100           *                --            100              *
John J. Nevins (Class A)                             100           *                --            100              *
Warren A. Sweberg (Class A)                          100           *                --            100              *
Mauro Tucci (Class A)                                100           *                --            100              *
St. Peter's University Hospital (Class B)        177,500         96%                --        177,500            96%

All Executive Officers and Directors as a Group
(18 persons)                                         700           *                --            700              *



------------
* Less than 1%

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     SPUH and Medical Associates of New Brunswick and The Family Practice Center of St. Peter's University Hospital, Inc. have independently entered into management contracts with us. Under the terms of the agreements, the companies are obligated to us for a fixed percentage of the company's net collections, in exchange for practice management which includes business office, general administration, managed care administration and/or information systems and services.


                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of PIC consists of 4,000,000 shares of common stock, without par value.

     We have four (4) classes of common stock. Class A voting stock may only be purchased by selected qualifying physicians. Class B voting stock may only be purchased by hospitals. Class C and Class D stock are non-voting.

     The ownership requirements and restrictions for Class C stock have not been fully developed at this time, however, it is anticipated that up to 20% of the Company's stock will be issued to existing stock holders as incentives or as a conversion from Class A stock on retirement and/or issued to senior management and other individuals not participating in the delivery of medical services.

     The ownership requirements and restrictions for Class D stock have not been fully developed at this time, however, it is anticipated that up to 20% of this class of common stock will be made available for purchase by certain qualified third party investors. Among those potential Class D investors may be persons or entities which provide business services or consulting services to us and which, as part of their compensation for said services, may be entitled to receive Class D stock.

     The sale of Class C or D stock as well as the sale of additional Class A or B stock may dilute the interest of the purchasers of Class A stock who subscribe to this offering.

     As of the date of this prospectus, there were 7,500 shares of class A common stock and 177,500 of class B common stock issued and outstanding.

Common Stock

     Holders of Class A and Class B common stock are entitled to one (1) vote for each 100 shares held of record on all matters to be voted on by the shareholders and do not have cumulative voting rights. Holders of Class C and Class D common stock are not entitled to vote on any matters submitted to the shareholders. The election of directors is voted on in the following manner. The holders of Class A common stock, voting as a class, have the right to elect seven (7) directors, four of whom are primary care physicians and three of whom are specialty physicians. The holders of Class B common stock, voting as a class, have the right to elect seven directors. The holders of Class D common stock, voting as a class, have the right to elect three (3) directors who are non-voting directors and so do not have any right to vote on any matters before the Board of any committees of the Board. The Class A and D directors and the Class B directors are each elected by a plurality of the votes cast by those voting as a class. All other matters are determined by a majority of the votes cast in any class voting as a group. Our Certificate of Incorporation requires that holders of Class A, Class B, Class C and Class D, if required by law, with respect to a sale of PIC,will vote as individual classes. The holders of Common Stock are entitled to receive dividends when declared by the Company's Board of Directors out of funds legally available for the payment thereof. The shares of Class A common stock that will be outstanding upon the consummation of the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

     Holders of Class A common stock must be physicians who meet all of the following criteria: (a) licensed to practice medicine and surgery in New Jersey (an M.D. or D.O.); (b) currently practicing medicine in the state of New Jersey;
(c) be Board certified or Board eligible and within four (4) years of completion of an accredited residency program; (d) be fully credentialed as a member of the UMG and us; and (e) have executed a Membership Agreement with UMG.

     Holders of common stock of any class do not have any preemptive or subscription rights, nor any redemption or conversion rights.

Limitation on Liability

     Our Certificate of Incorporation limits or eliminates the liability of our directors or officers to us and our stockholders for monetary damages to the fullest extent permitted by the New Jersey Business Corporation Act, as amended. The law provides that a director of a corporation shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of such person's duty of loyalty; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) for the payment of unlawful dividends and certain other actions prohibited by New Jersey corporate law; and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

     We have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. See "Business -- Legal Proceedings" for a discussion of pending litigation.


Transfer Agent and Registrar

     We serve as the transfer agent and registrar for our common stock.



                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 15,000 shares of Class A common stock outstanding. Of these shares, the common stock sold in this offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Act. The remaining 7,500 shares of common stock were sold by us in reliance on an exemption from the registration requirements of the Act and are "restricted securities" as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Greenbaum, Rowe, Smith, Ravin, Davis &Himmell LLP, Woodbridge, New Jersey.

                                     EXPERTS

     Our financial statements as of December 31, 1999 and 1998 and for each of the years then ended included in this prospectus have been audited by WithumSmith + Brown, independent certified public accountants, in reliance on their reports, given upon their authority as experts in accounting and auditing. WHERE YOU CAN FIND MORE INFORMATION

     This prospectus, which constitutes a part of a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") filed by us with the SEC under the Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to PIC and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below.

     Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     PIC is subject to certain of the informational reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained in person from the Public Reference Section of the SEC at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. Additionally, such material may be obtained at the web site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                             PARTNERS IN CARE, CORP.
                        CONTENTS TO FINANCIAL STATEMENTS


                                                                       PAGE
                                                                       ----

Independent Auditors' Report                                           F-1

Balance Sheets
September 30, 2000 (Unaudited) and December 31, 1999, 1998
and 1997                                                               F-2


Statements of Operations
For the Nine Months Ended September 30, 2000 and 1999 (Unaudited)
and For the Years Ended December 31, 1999, 1998 and 1997               F-3


Statements of Stockholders' Equity
For the Years Ended December 31, 1999, 1998 and 1997
and For the Nine Months Ended September 30, 2000 (Unaudited)           F-4


Statements of Cash Flows
For the Nine Months Ended September 30, 2000 and 1999 (Unaudited)
and For the Years Ended December 31, 1999, 1998 and 1997               F-5


Notes to Financial Statements                                      F-6  - F-14




INDEPENDENT AUDITORS' REPORT



To the Board of Directors,
Partners In Care, Corp.:

We have audited the accompanying balance sheets of Partners in Care, Corp. as of December 31, 1999, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Partners in Care, Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partners In Care, Corp. as of December 31, 1999, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




WithumSmith+Brown
New Brunswick, New Jersey
March 2, 2000

                             PARTNERS IN CARE, CORP.
                                 BALANCE SHEETS





                                                                   September 30,                       December 31
                                                                   -------------    -----------------------------------------------
                                                                       2000            1999                 1998           1997
                                                                   -------------    -----------       ----------        ----------
                                                                    (Unaudited)
ASSETS

Current Assets:
   Cash                                                               1,326,093      $  548,887       $  921,227        $  385,269
   Accounts receivable, less allowance for doubtful
     accounts of $98,500 in 2000, $108,507 in 1999,
     $27,776 in 1998 and $-0- in 1997                                   918,164       1,061,430          716,898           436,074
   Healthcare provider fees receivable                               44,864,498      19,532,632        8,838,269         5,041,960
   Stop-loss recoveries receivable                                      454,657         531,459          440,933              --
   Other current assets                                                  97,491         102,598           63,560            56,502
                                                                   -------------    -----------       ----------        ----------

            Total Current Assets                                     47,660,903      21,777,006       10,980,887         5,919,805

Property and Equipment - Net                                            218,661         307,949          284,744           341,544

Intangible Assets - Net                                                  28,050         228,195          428,899           637,493

Other Assets                                                             28,352         108,218           72,163              --
                                                                   -------------    -----------       ----------        ----------


       TOTAL ASSETS                                             $    47,935,966   $  22,421,368   $   11,766,693     $   6,898,842
                                                                 ===============   ==============   ===============   =============

The Notes to Financial Statements are an integral part of these statements.


       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Medical delivery costs and accounts payable                  $       410,612   $     801,997   $      778,105    $     681,069
   Accrued expenses                                                   1,134,358         788,751          865,312          178,964
   Accrued  payroll  and  benefits                                    1,077,609         585,047          217,079          134,470
   Income  taxes payable                                                 48,801           9,200              --              --
   Healthcare provider fees payable                                  39,566,540      15,617,653         6,429,876       3,539,634
   Due  to related party, net                                           119,491         301,743           614,347            --
   Current portion of provider distributions payable                    663,000         676,483           631,908            --
   Current maturities of long-term debt                                    --              --                --            17,497
                                                                     ----------      ----------         ---------       ---------
Total Current Liabilities                                            43,020,411      18,780,874         9,536,627       4,551,634

Long-Term Debt, Net of Current Maturities                                  --              --                --            26,246

Provider Distributions Payable, Net of Current Portion                  953,670         971,466           459,874         772,704

Stockholders' Equity:
   Class A common stock, no par value, 1,000,000 shares
     authorized, 7,500 shares issued and outstanding                    180,800         180,800           180,800            --
Class B common stock, no par value, 1,000,000 shares
     authorized, 177,500 issued and outstanding                       5,325,110       5,325,110        5,325,110        5,325,110
   Notes receivable - Class A common stock                              (12,526)        (19,059)        (127,500)            --
   Accumulated deficit                                               (1,531,499)     (2,817,823)      (3,608,218)      (3,776,852)
                                                                 ---------------   -------------    -------------    -------------
       Total Stockholders' Equity                                     3,961,885       2,669,028        1,770,192        1,548,258
                                                                 ---------------   -------------    -------------    -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $        47,935,966    $  22,421,368    $ 11,766,693     $  6,898,842
                                                                ===============    =============    =============     ============


                             PARTNERS IN CARE, CORP.
                            STATEMENTS OF OPERATIONS





                                    For the Nine Months Ended
                                          September 30,              For the Years Ended December 31,
                                     2000            1999          1999            1998           1997
                                     ----            ----          ----            ----           ----
                                    (Unaudited)
Revenue:
Healthcare provider fees         $42,236,868     $18,557,902     $28,457,760     $12,891,930    $ 6,431,577
Practice management fees           1,756,243       2,439,103       3,148,600       2,881,353      1,318,036
Computer service contracts           247,500         247,500         330,000         330,000        330,000
                                 -----------     ------------   ------------     -----------     ----------
     Total Revenue                44,240,611      21,244,505      31,936,360      16,103,283      8,079,613

Expenses:
  Medical delivery expenses       35,578,273      15,070,431      22,072,587       9,264,302      4,844,237
  Provider distributions             866,422         435,808       1,034,724         596,457        772,704
  Computer service fees              356,229         378,419         532,415         460,949        472,684
  General and administrative
   expenses                        6,089,541       4,951,314       7,472,069       5,550,929      3,007,464
                                 -----------     ------------   ------------     -----------     ----------
     Total Expenses               42,890,465      20,835,972      31,111,795      15,872,637      9,097,089
                                 -----------     ------------   ------------     -----------     ----------

Income (Loss) From Operations      1,350,146         408,533         824,565         230,646     (1,017,476)

Other (Income) Expense:
   Interest income                   (71,327)        (15,739)        (76,891)        (24,123)         --
   Interest expense                   74,894          76,571         101,861          44,141          --
                                 -----------     ------------   ------------     -----------     ----------
     Total Other (Income)
       Expense - Net                   3,567          60,832          24,970          20,018          --
                                 -----------     ------------   ------------     -----------     ----------

Income (Loss) Before Income Taxes
  and Cumulative Effect of Change
  in Accounting Principle          1,346,579         347,701         799,595         210,628     (1,017,476)

Provision for Income Taxes            60,255             394           9,200           --             --
                                 -----------     ------------   ------------     -----------     ----------

Income (Loss) Before
  Cumulative Effect of Change
  in Accounting Principle          1,286,324         347,307         790,395         168,634     (1,017,476)


Cumulative Effect of Change
  in Accounting Principle             --                 --             --            41,994          --
                                 -----------     ------------   ------------     -----------     ----------

Net Income (Loss)                $ 1,286,324      $  347,307     $   790,395       $ 168,634    $(1,017,476)
                                 ===========      ==========     ===========      ==========     ===========

Basic Earnings (Loss)
  Per Share                      $      6.95      $     1.88     $     4.27        $     .92    $     (6.93)
                                 ===========      ==========     ===========      ==========     ===========

Weighted Average Number of
  Common Shares Outstanding          185,000         185,000        185,000          182,500        146,825
                                 ===========      ==========     ===========      ==========     ===========




                             PARTNERS IN CARE, CORP.
             STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
            DECEMBER 31, 1999, 1998 AND 1997 AND FOR THE NINE MONTHS
                      ENDED SEPTEMBER 30, 2000 (UNAUDITED)






                                                                       Notes
                                                                     Receivable
                                                                       Class A                          Total
                                         Common Stock                  Common       Accumulated      Stockholders'
                                       Class A        Class B          Stock          Deficit           Equity
                                       -------        -------         ---------     -----------       -----------

Balance, January 1, 1997                 $  -       $3,800,000       $   --         $(2,759,376)     $1,040,624

50,800 Shares of Common Stock Issued
   at $30 Per Share                         -        1,525,110           --               --          1,525,110

Net Loss                                    -            --              --          (1,017,476)     (1,017,476)
                                       --------     ----------      -------          ----------       ---------

Balance, December 31, 1997                  --       5,325,110           --          (3,776,852)      1,548,258


7,500 Shares of Class A Common Stock
Issued at $30 Per Share                225,000           --              --               --            225,000

Notes Receivable Issued for the
Purchase of Common Stock                    --           --        (127,500)              --           (127,500)

Cost Related to the Issuance
of Common Stock                        (44,200)          --              --               --            (44,200)

Net Income                                  --           --              --             168,634         168,634
                                       --------     ----------      -------          ----------       ---------
Balance, December 31, 1998             180,800       5,325,110     (127,500)         (3,608,218)      1,770,192

Repayment of Notes Receivable -
Class A Common Stock                        --           --         108,441               --            108,441

Net Income                                  --           --              --             790,395         790,395
                                       --------     ----------      -------          ----------       ---------
Balance, December 31, 1999             180,800       5,325,110      (19,059)         (2,817,823)      2,669,028

Repayment of Notes Receivable -
Class A Common Stock (Unaudited)            --           --           6,533               --              6,533

Net Income (Unaudited)                      --           --              --           1,286,324       1,286,324
                                       --------     ----------      -------          ----------       ---------
Balance, September 30, 2000
(Unaudited)                           $180,800      $5,325,110     $(12,526)        $(1,531,499)     $3,961,885
                                       ========     ==========      =======          ==========       =========


The Notes to Financial Statements are an integral part of these statements.


                             PARTNERS IN CARE, CORP.
                            STATEMENTS OF CASH FLOWS


                                                For the Nine Months Ended                        For the Year Ended
                                                     September 30,                                    December 31,
                                                --------------------------                       -------------------
                                                   2000            1999             1999           1998            1997
                                                   ----            ----             ----           ----            ----
                                                (Unaudited)


Cash Flows From Operating Activities:
  Net income (loss)                             $ 1,286,324      $ 347,307        $ 790,395      $ 168,634      $(1,017,476)
Adjustments to reconcile net income (loss)
  to net cash provided by (used in)
   Operating activities:
  Depreciation and amortization                     128,706        238,477          324,434        303,782          300,257
  Cumulative effect of change in
    Accounting principle                              --             --                --           41,994             --
  Gain on disposal of intangibles                   (37,505)         --                --             --               --
  Common stock issued for services                    --             --                --             --            306,150
  Loss on disposal of property and
    equipment                                        11,943          --                --             --               --
  Non-cash litigation charge                          --             --                --             --             52,492
  Change in:
    Accounts receivable                             143,266        (41,828)        (344,532)      (290,484)         143,187
    Healthcare provider fees receivable         (25,331,866)    (7,004,222)     (10,694,363)    (3,796,309)      (5,041,960)
    Stop-loss recoveries receivable                  76,802        135,942          (90,526)      (440,933)            --
    Other current assets                              5,107        (18,114)         (39,038)        (7,058)         (24,925)
    Other assets                                     75,979         (3,321)          (3,816)       (72,163)            --
    Medical delivery costs and accounts
      payable                                      (391,385)      (243,210)           23,892        97,036          108,698
    Accrued expenses                                581,607        (50,351)          (76,561)      686,348          101,652
    Accrued payroll and benefits                    492,562        240,335           367,968        82,609           39,148
    Income taxes payable                             39,601           --               9,200           --              --
    Healthcare provider fees payable             23,948,887      6,291,429         9,187,777     2,890,242        3,539,634
    Provider distributions payable                  (24,746)        65,692           664,608       319,078          772,704
    Due to related party                              --              --                --             --           (45,139)
                                                 ----------      ---------         ---------     ---------        ---------
      Net Cash Provided By (Used In)
        Operating Activities                      1,005,282       (41,864)           119,438       (17,224)        (765,578)

Cash Flows From Investing Activities:
 Purchases of property and equipment                (55,711)      (64,076)          (146,935)      (37,722)         (77,863)
 Proceeds from sale of property and
   equipment                                          6,000           --                --             --               --
 Change in security deposits                          3,887       (28,234)           (32,239)          --
                                                 ----------      ---------         ---------     ---------        ---------
     Net Cash Used in Investing
       Activities                                   (45,824)      (92,310)          (179,174)      (37,722)         (77,863)

Cash Flows From Financing Activities
 Proceeds from issuance of common
  stock - net of costs                                --              --                --          20,300        1,218,960
  Payments of long-term debt                          --              --                --         (43,743)          (8,749)
  Change in due to related party, net              (182,252)      154,035           (312,604)      614,347              --
     Net Cash Provided By (Used In)              ----------      ---------         ---------     ---------        ---------

       Financing Activities                        (182,252)      154,035           (312,604)      590,904        1,210,211
                                                 ----------      ---------         ---------     ---------        ---------

Net (Decrease) Increase in Cash                     777,206        19,861           (372,340)      535,958          366,770

Cash at Beginning of Period                         548,887       921,227            921,227       385,269           18,499
                                                 ----------      ---------         ---------     ---------        ---------

Cash at End of Period                             1,326,093     $ 941,088          $ 548,887     $ 921,227        $ 385,269
                                                 ==========     =========          =========     =========        =========

The Notes to Financial Statements are an integral part of these statements.


                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS

     Note 1 - Summary of Significant  Accounting  Policies:

          Significant  accounting  policies  followed by Partners in Care, Corp.
     (PIC) in the preparation of the accompanying financial statements are summarized below:

           Nature of Business Operations

          PIC is a for-profit, majority owned subsidiary of St. Peter's University Hospital (SPUH) located in Somerset, New Jersey with operations commencing on January 1, 1996.

          Pursuant to an agreement between PIC and Aetna US Health Care (AUSHC), PIC provides a health care delivery system ("the network") for the benefit of HMO members. The network consists of health care providers throughout Central New Jersey who contract with PIC to provide medically necessary primary care services and arrange for other health services to HMO members. PIC is responsible to ensure that each health care provider in the network provides the basic benefits and services as contained in AUSHC's agreement for its state and federally approved pre- paid health care program. The intention of the Company is to provide high quality, cost effective health care by including participating physicians in the planning, implementation and improvement of network performance and providing incentives for cost efficiency and increased performance. In addition, PIC offers a full range of management services to hospitals and physicians offices.

           Health Care Services Cost Recognition

          PIC contracted with AUSHC to provide certain medical care services to its members and is compensated pursuant to a risk sharing agreement. As part of a cost control incentive program, PIC retains a percentage of the premiums under a risk-sharing formula.

          Medical delivery costs for health care services provided to enrollees are estimated by management based upon data submitted by AUSHC and provisions for incurred but not reported claims. PIC estimates the amount of the provision for incurred but not reported claims using standard actuarial methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, expected medical cost inflation, seasonality patterns and increases in membership. The estimates for submitted claims and incurred but not reported claims are made on an accrual basis and adjusted in future periods as required. Management believes that PIC's reserves for medical delivery costs are adequate to satisfy its ultimate claim liability.

           Practice Management Fees

          PIC earns a percentage of the net monthly revenue or net cash collections, as applicable, of its management service customers as an administrative fee based upon contractual rates. In addition, PIC earns a fixed percentage of SPUH's payments to its physicians, which are processed by PIC. Revenue is recognized upon processing of these payments.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


           Property and Equipment

          Property and equipment are stated at cost. Depreciation is provided under the straight-line method based upon the following estimated useful lives:

         Description                                           Years
         -----------                                           -----

         Furniture and Fixtures                                 5-7
         Computers                                                5
         Leasehold Improvements                                   *

     *Estimated useful life of the asset or term of the lease, whichever is shorter.


Note 1 - Summary of Significant Accounting Policies (Continued):

           Property and Equipment (Continued)

          Major replacements of, or improvements to, property and equipment are capitalized. Minor replacements, repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recorded in operations.

           Intangible Assets

          Intangible assets consist of a software license agreement and Right of First Refusal (ROFR) to purchase the practices of physicians participating in the private placement offering of Class A stock. These intangible assets are recorded at cost and are being amortized on the straight-line basis over the following estimated useful lives:

         Description                                           Years
         -----------                                           -----

         Organization Costs                                       5
         Software License Agreement                               5
         ROFR                                                    15

           Start-Up Costs

          The Company adopted statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," effective January 1, 1998. The Statement specifies that one time costs associated with the start-up of new programs, including costs incurred in connection with the organization of an entity, should be expensed as incurred. The cumulative effect of the change was to decrease net income for the year ended December 31, 1998 by $41,994, which has been reported as a cumulative effect of a change in accounting principle.

           Retirement Plan

          PIC sponsors a discretionary contributory thrift and savings plan for substantially all PIC's employees, which qualifies under Section 401 (k) of the Internal Revenue Service Code. The Company's contributions to the plan are based upon 4 percent of eligible employees salaries and amounted to $59,605 and $35,178 for the nine months ended September 2000 (unaudited) and 1999 (unaudited), respectively, and $58,619, $37,777 and $14,559 for the years ended December 31, 1999, 1998 and 1997, respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


           Income Taxes

          Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Corporation's income tax returns for the year reported.

           Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 1 - Summary of Significant Accounting Policies (Continued):

           New Accounting Standards

          In June 1998, the Financial Accounting Standard Board issued Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new accounting and reporting standards for derivative financial instruments and for hedging activities. SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. Subsequent to the issuance of SFAS 133, the FASB has received many requests to clarify certain issues causing difficulties in implementation. In June 2000, the FASB issued SFAS 138, which responds to those requests by amending certain provisions of SFAS 133. These amendments include allowing foreign-currency denominated assets and liabilities to qualify for hedge accounting, permitting the offsetting of selected inter-entity foreign currency exposures that reduce the need for third party derivatives and redefining the nature of interest rate risk to avoid sources of ineffectiveness. The Company expects to adopt SFAS 133 and the corresponding amendments of SFAS 138 in the first quarter of 2001. SFAS 133, as amended by SFAS 138, is not expected to have a material impact on the Company's combined results of operations, financial position and cash flows.

          In December 1999 the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
     101). SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and requires adoption no later than the fourth quarter of 2001. The Company is currently evaluating the impact of SAB 101 to determine what effect, if any, it may have on the company's combined financial position and results of operations.

           Concentration of Credit Risk

          PIC's concentration of credit risk with respect to accounts receivable is concentrated with two customers. These two customers accounted for approximately 53, 63 and 88 percent of PIC's outstanding accounts receivable at December 31, 1999, 1998 and 1997, respectively.

          For the years ended December 31, 1999, 1998 and 1997, respectively, PIC generated approximately 89, 78 and 80 percent of its revenues from the provider agreement with AUSHC. For the nine months ended September 30, 2000 (unaudited) and 1999 (unaudited), respectively, PIC generated approximately

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


     95 and 87 percent of its revenues from the provider agreement with AUSHC. In addition, 100 percent of healthcare provider fees receivable which are due from AUSHC may be offset by 100 percent of healthcare provider fees payable. However, the deterioration of the financial condition of this significant customer could have a material adverse effect on PIC's operations.

           Interim Financial Data (Unaudited)

          The unaudited financial data as of and for the nine months ended September 30, 2000 and 1999 have been prepared by management and include all adjustments which, in management's opinion, are necessary to present fairly the Company's financial condition, results of operations and cash flows. The results of operations for the nine months ended September 30, 2000 and are not necessarily indicative of the operating results to be expected for the year ended December 31, 2000.


Note 1 - Summary of Significant Accounting Policies (Continued):

           Earnings (Loss) Per Common Share

          The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which requires presentation of basic earnings (loss) per share (Basic EPS) and diluted earnings (loss) per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). SFAS 128 also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of securities in a public market.

          Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. Refer to Note 14 for methodology for determining earnings per share.

Note 2 - Healthcare Provider Fees:

          Effective March 1, 1997, PIC activated a contract with US Health Care/The Health Maintenance Organization of New Jersey, Inc., a wholly owned subsidiary of AUSHC. The purpose of this agreement is to establish a health care delivery system to be provided by PIC for the benefit of US Healthcare HMO members. The agreement expires on July 1, 2003.

          In accordance with the agreement, PIC will arrange to provide complete medical services through its own network of providers in conjunction with AUSHC for US Health Care HMO members who elect primary care physician offices designated for the US Health Care HMO system.

          AUSHC, at its sole cost and expense, will market their HMO system, enroll members, procure and maintain all regulatory approvals, process claims, collect and process all premium payments made by and on behalf of members, disburse payments to PIC and provide customary assistance in administration of the program.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


Note 3 - Property and Equipment:

           Property and equipment consists of the following at:


                                                  September 30,                     December 31,
                                                  -------------                     ------------
                                                        2000              1999           1998            1997
                                                  -------------       ---------     ------------   ------------
                                                  (Unaudited)

           Furniture and Fixtures                 $   45,556        $   60,990       $  21,872      $    3,565
           Computers                                 644,127           597,936         516,067         486,992
           Leasehold Improvement                      25,948            25,948             --             --
                                                  ----------        ----------      ----------       ---------
                                                     715,631           684,874         537,939         490,557
           Less Accumulated Depreciation
             and Amortization                        496,970           376,925         253,195         149,013
                                                  ----------        ----------      ----------       ---------

           Property and Equipment - Net             $218,661          $307,949        $284,744        $341,544
                                                  ==========         =========       =========        ========


           Depreciation and amortization expense included as a charge to operations amounted to $127,056 and $71,389 for the nine months ended
           September 30, 2000 (unaudited) and 1999 (unaudited), respectively, and $123,730, $104,182 and $85,738 for the years ended December 31, 1999, 1998 and 1997, respectively.



Note 4 - Intangible Assets:



           Intangible assets consist of the following at:



                                                  September 30,                     December 31,
                                                  -------------                     ------------
                                                        2000              1999           1998            1997
                                                  -------------       ---------     ------------   ------------
                                                  (Unaudited)


           Organizational Costs                  $    --             $   --        $    --          $  80,095
           Soft License Agreement                     --              992,500          992,500        992,500
           Right of first refusal                    33,000            33,000           33,000          --
                                                   ---------       ----------       ----------      -----------
                                                     33,000         1,025,500        1,025,500      1,072,595
           Less Accumulated Amortization              4,950           797,305          596,601        435,102
                                                   ---------        ---------        ---------      -----------

           Intangible Assets - Net                  $28,050         $ 228,195          428,899        637,493



           Amortization expense included as a charge to operations amounted to $1,650 and $167,088 for the nine months ended September 30, 2000 (unaudited) and 1999 (unaudited), respectively, and $200,704, $199,600 and $214,519 for the years ended December 31, 1999, 1998 and 1997, respectively.

Note 5 - Note Receivable:

               The Company accepted a note from one of its customers in settlement of unpaid MSO fees. The terms of the note remain in negotiation, therefore, the asset has been classified as long term. As of December 31, 1999, 1998 and 1997, the Company is due $75,979, $72,163 and $-0- respectively of which $6,740, $2,924 and $-0-
          represents interest accrued at 5.5 percent. The note was fully repaid during the nine months ended September 30, 2000.


Note 6 - Long-Term Debt:

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS





                                                              September 30,                     December 31,
                                                                  2000                1999          1998         1997
                                                              --------------      ---------       --------     ---------
                                                                (Unaudited)
           Note payable - Medical Associates
           of New Brunswick, non-interest
           bearing, due June 2000                              $  - -               $  - -         $  - -          $ 43,743

           Less Current Maturities                                - -                  - -            - -            17,497
                                                             -----------           ---------      ---------        --------

           Long-Term Debt, Net of Current
           Maturities                                        $    - -              $   - -        $   - -          $ 26,246
                                                             ===========           ==========     ==========       ========



The Company paid the entire balance of long-term debt in January 1998.


Note 7 - Income Taxes:

The following table presents the principal reasons for the difference between the effective tax rate and the U.S. federal statutory income tax rate:




                                        For the Nine
                                        Months Ended
                                        September 30,                           For the Years Ended December 31,
                                        -------------                           --------------------------------
                                    2000             1999                       1999             1998              1997
                                    ----             ----                       ----             ----              ----
                                        (Unaudited)
U.S. Federal Statutory
 Income Tax Rate                    35.0%            35.0%                      35.0%            35.0%             35.0%
Benefit of Net Operating
 Loss Carryforwards                (30.5)           (35.0)                     (33.8)           (35.9)            (35.0)
Other Differences - Net              --               --                        (1.1)             0.9               --
                                  --------         --------                     -----          ------            -------
Effective Income Tax Rate            4.5%             --%                        --%              --%               --%
                                  =======          ========                     ======         ======            =======


The provision for income taxes consists of the following:




                                        For the Nine
                                        Months Ended
                                        September 30,                           For the Years Ended December 31,
                                        -------------                           --------------------------------
                                    2000                1999                       1999             1998              1997
                                    ----                ----                       ----             ----              ----
                                        (Unaudited)

Federal - Current                       $60,055        $  --                       $9,000          $  --             $  --
State - Current                             200           394                         200             --                --
Benefit of Net Operating
Loss Carryforwards                     (410,700)     (121,600)                   (354,400)        (54,800)           217,000
Deferred                                410,700       121,600                     354,400          54,800           (217,000)

   Total                              $  60,255     $     394                    $  9,200         $   --           $     --
                                      =========     ==========                   ========         ==========        ==========


The components of deferred tax assets and liabilities are summarized as follows at:

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS




                                                September 30,               December 31,
                                                -------------        ------------------------------------------
                                                    2000                1999              1998           1997
                                                -------------         --------          -------          ------
                                                  (Unaudited)
Deferred Income Tax Assets:
 Provider distributions                              $390,700             $392,800       $436,800       $308,800
 Start-up costs                                       206,400              206,400        309,600        412,800
Net operating loss/credit
 carryforwards                                          -                  352,400        706,800        761,600
Accrued expenses                                       24,000               23,200         21,200           -
Allowance for bad debt                                 39,200               39,200         10,800           -
Valuation allowance                                  (620,100)            (973,800)    (1,434,200)    (1,444,000)
                                                     ---------            ---------    -----------    -----------

     Total Deferred Tax Assets                       $  40,200            $  40,200      $  51,000      $  39,200
                                                     =========            =========      =========      =========

Deferred Income Tax Liabilities:
 Property and equipment                              $  40,200            $  40,200      $  51,000      $  39,200
                                                     =========            =========      =========      =========


The Company had available at December 31, 1999, $881,000 of unused net operating loss carryforwards that expire in various years from 2002 to 2013.


Note 8- Line of Credit:

          At September 30, 2000, the Company had $500,000 of unused lines of credit with banks to be drawn upon as needed, with interest at 1 percent above the bank's floating base rate. The line matures one year from the date of the draw.

Note 9- Related Party Transactions:

          PIC engages in certain transactions with its parent, SPUH. These include computer software access fees, management services and direct and indirect expenses, provided on terms agreed upon by the parties. PIC earned approximately $373,911, $176,414 and $70,291 in practice service fees rendered to SPUH in 1999, 1998 and 1997, respectively, and $330,000 in computer software access fees from SPUH in 1999, 1998 and 1997.

          Included in accounts receivable are practice management fees billed to SPUH of $493,526, $183,989 and $-0- at December 31, 1999, 1998 and 1997.

          Included in accounts payable are invoices from SPUH amounting to $97,433, $18,213 and $-0- at December 31, 1999, 1998 and 1997.

          The Company is obligated to SPUH for provider distributions amounting to $917,959, $438,810 and $-0- at December 31, 1999, 1998 and 1997. During
     1999, 1998 and 1997, the Company made provider distribution payments to SPUH amounting to $-0-, $271,423 and $-0-respectively.

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS


          During 1999, the Company received net advances from its parent, SPUH, to fund certain expenses. As of December 31, 1999, 1998 and 1997, the net indebtedness to SPUH was $301,743, $614,347 and $-0-, respectively, of which $90,253, $43,260 and $-0-, respectively, represents net interest accrued at 9 percent.

          SPUH paid approximately $306,150 of routine operating expenses on behalf of PIC for the year ended December 31, 1997, for which they were issued 10,200 shares of common stock.

Note 10 - Commitments and Contingencies:

          In November 1995, PIC purchased access to a computer interface system to assist in the exchange of medical information for its customers. The agreement provides for PIC to pay a minimum management fee of $40,833 monthly until the agreement expires in November 2000. In May 1998, the contract terms were revised to reduce the minimum monthly management fee to $15,000. Under the revised contract, the Company is liable for actual network use at established rates for clinical messages, installations and service calls. During 1999, the Company fulfilled its obligation to make timely payments under the new agreement. The terms of the agreement require the Company on January 1, 2000, to return the software license agreement (see Note 1 - Intangible Assets) in exchange for forgiveness of $236,000 of outstanding debt included in accrued expenses as of December 31, 1999, 1998 and 1997.

          The Company is a party to a consulting agreement that provides for payment of a retainer in the amount of $50,000 per year by issuing Class D stock through May 1998. Thereafter, the agreement calls for the Company to issue stock in exchange for 50 percent of actual consulting services billed until August 1999, at which time the agreement calls for a retainer of $2,500 per month until April 2000. PIC is obligated to this consultant to issue Class D stock in the amount of $336,310 from retainer fees. The fees have been accrued pending issuance of the stock.

          A lawsuit between PIC and Medical Associates of New Brunswick, Inc. (a customer) was settled in 1997 for a total amount of $52,492 payable by a long-term debt note. The note was repaid in full during January 1998.

          The principal types of property leased by PIC are office space, equipment and furniture. The most significant obligations under the lease terms are utilities and insurance. Total rent expense for the Company was $175,921 and $66,873 for the nine months ended September 30, 2000 (unaudited) and 1999 (unaudited), respectively, and $104,943, $41,498 and $26,390 for the years ended December 31, 1999, 1998 and 1997, respectively.

          The  approximate   aggregate   minimum  rental  commitment  under  all
     noncancelable leases (excluding any related expenses) for the years ending after December 31, 1999 are as follows:

                     Year                       Amount
                     ----                       ------

                     2000                     $234,561
                     2001                      234,561
                     2002                      234,561
                     2003                      234,561
                     2004                      151,040
                     Thereafter                   --
                                             ---------
                        Total               $1,089,284
                                            ==========

Note 11 - Provider Distributions Payable:

                             PARTNERS IN CARE, CORP.
                          NOTES TO FINANCIAL STATEMENTS

          The Company makes distributions to the health care providers in their network, at the board's discretion, when there is a surplus of healthcare provider fees over medical delivery costs for health care services. Provider distributions payable amounted to $1,616,670 on September 30, 2000 (unaudited) and $1,647,949, $1,091,782 and $772,704 at December 31, 1999,
     1998 and 1997, respectively. See Note 8 for amounts payable to related party.

Note 12 - Significant Risks and Uncertainties:

          Per the US Healthcare agreement, PIC assumes a percentage of the financial risk of delivering health care services in excess of pre-established fixed premiums. PIC mitigates this risk by purchasing stop-loss insurance. PIC has a stop-loss insurance agreement with an insurance company to limit its losses on individual and aggregate claims.

 Note 13 - Common Stock:

          PIC has four classes of stock. Class A, voting, stock may only be purchased by selected qualifying physicians. Class B, voting, stock may only be purchased by hospitals. Class C and D stock are non- voting.

          PIC issued a private placement offering of Class A stock to physician providers in December 1997. This offering closed on April 17, 1998, and 75 physicians participated and acquired stock by paying in either cash, issuance of a promissory note, assigning surplus funds in their risk pool or by granting PIC the right of first refusal (ROFR) to purchase their practices.

          On October 2, 2000 the Board of Directors authorized a 100 for 1 stock split, thereby increasing the number of issued and outstanding shares to 185,000. All references in the accompanying financial statements to the number of common shares and per share amounts for September 30, 2000 and 1999 and December 31, 1999, 1998 and 1997 have been restated to reflect the stock split.

Note 14 - Earnings Per Share:

          Basic EPS for the nine months ended September 30, 2000 (unaudited) and 1999 (unaudited) and for the years ended December 31, 1999, 1998 and 1997 have been computed by dividing the net income for each respective period by the weighted average shares outstanding during that period. There are no common stock options or warrants outstanding during these periods.

 Note 15 - Supplemental Cash Flow Information:



                                    For the Nine
                                    Months Ended               For the Years Ended
                                    September 30,                 December 31,
                                    -------------              --------------------

                                    2000           1999       1999         1998    1997
                                    ----           ----       ----         ----    ----
                                      (Unaudited)

Cash paid during the periods for:
        Interest                    $  2,871      $ 1,363     $ 1,689     $ 119    $ --
                       $ --
Income taxes                        $ 11,200        $ 200     $   225     $ 225    $ --

Noncash Investing and Financing
  Activities:
Provider distributions applied
to outstanding note receivable
for Class A common stock            $  6,533     $108,441    $108,441     $ --     $ --
Accrued expenses forgiven in
  conjunction with the disposal
  of intangible assets              $236,000     $ --         $ --        $ --     $ --

Supplemental Schedule of Non-
  Cash Investing and Financing
  Activities:
   The Company issued a credit
   to one of its practice manage-
   ment customers for furniture
   and fixtures                     $ --         $ --         $--        $9,600    $ --
   The Company capitalized
   rights of first refusal as
   intangible assets in exchange
   for Class A common stock issued
   to qualifying physicians
   (see Note 13)                    $ --         $ --         $--       $33,000    $ --
   The Company was issued notes
   in exchange for class A stock
   issued to qualifying physicians  $ --         $ --         $--       $27,500    $ --





                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The estimated expenses payable in connection with this offering of the shares of common stock offered hereby are as follows:

                                                                   Amount
                                                                   ------

     Securities  and  Exchange  Commission  registration  fee      $
     Printing and engraving expenses
     Legal fees and expenses
     Accounting fees and expenses
     Miscellaneous
                                                                   ----------
     Total                                                         $
                                                                   ==========

Item 14. Indemnification of Directors and Officers

     The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by New Jersey law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the New Jersey Superior Court or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Superior Court or such other court shall deem proper. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein.

     The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the shareholders. New Jersey law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.


Item 15. Recent Sales of Unregistered Securities

     In December 1997, we commenced a private placement of our Class A common stock to physicians who met the criteria for the purchase of such common stock. The closing of the private placement took place on April 17, 1998 and one share of Class A common stock was issued to each of seventy-five physicians who paid a purchase price of $3,000 per share payable by cash, the issuance of a promissory note to us, the assignment of surplus funds in the physician's risk pool, or by granting us the right of first refusal to purchase the medical practice of the physician.


Item 16. Exhibits and Financial Statement Schedules

         (a) Exhibits:

Exhibit No.                     Description

*    3.1  --  Articles of Organization of the Company
*    3.2  --  By-laws of the Company
*    5.1  --  Opinion of Greenbaum, Rowe, Smith, Ravin, Davis
              & Himmel LLP
*   10.1  --  Incentive and Nonqualified Stock Option Plan
    23.1  --  Consent of WithumSmith + Brown, P.C.                        II-6
*   23.3  --  Consent of Greenbaum, Rowe, Smith, Ravin, Davis &
              Himmel LLP (to be included in Exhibit 5.1)
    24.1  --  Power of Attorney (included on signature page)              II-3
    27.1  --  Financial Data Schedule                                     II-7



----------------------
*To be filed by amendment.

         (b) Financial statement schedules


     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:


               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus  required by section  10(a)(3)
               of the Securities Act of 1933;

                    (ii) To  reflect  in the  prospectus  any  facts  or  events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any  material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

                    (iv) To reflect the results of this offering.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Somerset, New Jersey on November 6, 2000.

                                             PARTNERS IN CARE, CORP.

                                             By: /s/ Dennis G. Wilson
                                                 ------------------------------
                                                 Dennis G. Wilson, President and
                                                  Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis G. Wilson his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be one in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


    Signatures                            Title(s)                Date
    ----------                            --------                ----

/s/ Bernard J. Kelly                Chairman of the Board      November 6, 2000
 ............................
Bernard J. Kelley

/s/ Steven C. Goldberg, M.D.        Director                   November 6, 2000
 ............................
Steven C. Goldberg, M.D.

                                    Director
 ............................
Frank J. Ryan
                                    Director
 ............................
Mauro Tucci, M.D.

/s/ Robert E. Campbell              Director                   November 6, 2000
 ............................
Robert E. Campbell
                                    Director
 ............................
Rev. Mgr. William Capik

/s/ John E. Mastuska                Director                   November 6, 2000
 ............................
John E. Mastuska

/s/ John J. Hoagland                Director                   November 6, 2000
 ............................
John J. Hoagland, Esq.

/s/ Louis Diemer, M.D.              Director                   November 6, 2000
 ............................
 Louis Diemer, M.D.

                                    Director
 ............................
Steven Lenger, M.D.
                                    Director
 ............................
Marc Malberg, M.D.

/s/ John J. Nevins, III, D.O.       Director                   November 6, 2000
 ............................
John J. Nevins, III, D.O.

/s/ Warren A. Sweberg, M.D.         Director                   November 6, 2000
 ............................
Warren A. Sweberg, M.D.
                                    Director
 ............................
Roger Birnbaum

/s/ Dennis G. Wilson                President and Chief
                                    Executive Officer          November 6, 2000
 ............................        and Director
Dennis G. Wilson


/s/ Kevin S. O'Brien                Executive Vice President,
                                    Chief Operator Officer     November 6, 2000
 ............................        Operating Officer
Kevin O'Brien

/s/ Bruce Dees                      Executive Vice President,  November 6, 2000
 ............................        Business Development
Bruce Dees

                                   Exhibit 23


               Consent of Independent Certified Public Accountants



Partners in Care, Corp.

     We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-1 of our report dated March 2, 2000, accompanying the financial statements of Partners in Care, Corp. (the "Company") as of December 31, 1999, and for each of the years then ended.





WithumSmith + Brown, P.C.
New Brunswick, New Jersey
December 4, 2000

                                  EXHIBIT INDEX


Exhibit No.                    Description
----------                     -----------


*    3.1  --  Articles of Organization of the Company
*    3.2  --  By-laws of the Company
*    5.1  --  Opinion of Greenbaum, Rowe, Smith, Ravin, Davis &
              Himmel LLP
*   10.1  --  Incentive and Nonqualified Stock Option Plan
    23.1  --  Consent of WithumSmith + Brown, P.C                         II-6
*   23.2  --  Consent of Greenbaum, Rowe, Smith, Ravin, Davis &
              Himmel LLP (to be included in Exhibit 5.1)
    24.1  --  Power of Attorney (included on signature page)              II-3
    27.1  --  Financial Data Schedule                                     II-7


-----------------------
*To be filed by amendment.